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08001547

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding N.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FILE NO. 82- 05749

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dey

DAT : 3/31/08

Annual Report

Annual Report
Annual Report
Annual Report

2007

Annual Report
Annual Report
Annual Report
Annual Report
Annual Report

Established in Amsterdam

Heineken Holding N.V.

Heineken Holding N.V.

HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held at **Beurs van Berlage, Damrak 243, Amsterdam, on Thursday, 17 April 2008 at 4 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.**
The Beurs van Berlage will be open from 1 p.m.

The agenda with the explanatory notes, the annual report as well as the financial statements relating to the financial year 2007 and the information as referred to in Section 392, subsection 1, Book 2 of the Dutch Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 57 99 455. The Shareholders' Circular with regard to the acquisition of Scottish & Newcastle plc can be obtained at the above-mentioned offices as from 1 April 2008.
All published documents can also be found at www.heinekeninternational.com/agm.

Agenda
Opening
1. Report for the financial year 2007.
2. Adoption of the financial statements for the financial year 2007.
3. Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association.
4. Discharge of the members of the Board of Directors.
5. Acquisition Scottish & Newcastle plc.
6. Appointment of the external auditor for a period of four years.
7. Extension of the authorisation of the Board of Directors to acquire own shares.
8. Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.

Closure
All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1 and 3.

Record date
The Board of Directors has determined that only those persons will be eligible to attend and vote at the Annual General Meeting of Shareholders on 17 April 2008, who are entered in one of the registers designated by the company on Thursday, 27 March 2008 (the "record date"), after all entries and deletions have been made for that day, and for whom applications have been made in accordance with the procedure hereinafter described.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the record date. Holders of bearer shares wishing to attend the meeting and exercise the rights attached to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 10 April 2008 under submission of a confirmation that the relative shares are registered on the record date. After receipt of the application, ABN AMRO Bank N.V. will send a registration ticket to those shareholders; this ticket also serves as admission ticket for the meeting.

Holders of registered shares

Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 10 April 2008. Provided they are entered in the company's register of shareholders on 27 March 2008, they will then receive an admission ticket for the meeting.

Electronic voting instruction

Heineken Holding N.V. offers the possibility for shareholders to submit their voting instruction through internet, in case they are unable to attend the Annual General Meeting of Shareholders. When submitting the voting instruction one can also make use of split voting.

Shareholders first have to register as described above and can then submit their voting instructions through the website (www.heinekeninternational.com/agm) with the help of their registration ticket till ultimately 15 April 2008, 9 a.m.

Observers General Meeting of Shareholders Heineken N.V.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observer. The above-mentioned registration ticket will also serve as admission ticket for this meeting.

The Heineken N.V. meeting will be held at Beurs van Berlage at 2 p.m. on Thursday, 17 April 2008.

Identification

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document.

Webcast

The meeting will be audiowebcast live and in full via www.heinekeninternational.com/webcast/investors.

The Board of Directors

Amsterdam, 20 March 2008

Agenda

for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday, 17 April 2008 at 4:00 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.

Opening

1 Report for the financial year 2007.

2 Adoption of the financial statements for the financial year 2007.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Acquisition Scottish & Newcastle plc.
Proposal to approve the acquisition by Sunrise Acquisitions Ltd., a company jointly owned by Heineken N.V. and Carlsberg A/S, of the entire issued and to be issued share capital of Scottish & Newcastle plc and the subsequent 100% shareholding by Heineken N.V. of Sunrise Acquisitions Ltd. after transfer by it of certain businesses of Scottish & Newcastle plc to Carlsberg A/S, all as described in detail in the Shareholders' Circular.*

6 Appointment of the external auditor for a period of four years.

7 Extension of the authorisation of the Board of Directors to acquire own shares.

8 Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights.

Closure

All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1 and 3.

* The Shareholders' Circular will be available in Dutch and in English at the website www.heinekeninternational.com/agm and can be obtained at the offices of Heineken Holding N.V. in Amsterdam.

Explanatory notes

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 17 April 2008.

Item 5

Acquisition of Scottish & Newcastle plc

On 25 January 2008 Heineken N.V. (Heineken), Carlsberg A/S (Carlsberg) and Scottish & Newcastle plc (S&N) announced their agreement on the terms of a recommended cash offer to be made by Sunrise Acquisitions Ltd., a newly incorporated company jointly owned by Heineken and Carlsberg, for the entire issued and to be issued share capital of S&N. The acquisition is to be implemented by way of a scheme of arrangement under UK company law.

After the acquisition Heineken will hold the S&N businesses and investments in the UK, Ireland, Portugal, Finland, Belgium, USA and in India. For Heineken the intended transaction represents a significant strategic step that will create strong platforms for future profit and cash flow growth.

The acquisition is amongst others subject to the approval of the shareholders of Heineken, the shareholders and priority shareholders of Heineken Holding, the shareholders of S&N, the Scottish court, the European Commission and certain other competition authorities.

In accordance with Article 2:107a of the Dutch Civil Code and with Article 8, paragraph 6, of Heineken Holding N.V.'s Articles of Association, the General Meeting of Shareholders is requested to approve:

The acquisition by Sunrise Acquisitions Ltd., a newly incorporated company jointly owned by Heineken N.V. and Carlsberg A/S, of the entire issued and to be issued share capital of Scottish & Newcastle plc and the subsequent 100% shareholding by Heineken N.V. of Sunrise Acquisitions Ltd. after transfer by it of certain businesses of Scottish & Newcastle plc to Carlsberg A/S, all as described in detail in the Shareholders' Circular.*

* The Shareholders' Circular will be available in Dutch and in English at the website www.heinekeninternational.com/agm and can be obtained at the offices of Heineken Holding N.V. in Amsterdam.

Item 6 **Appointment of the external auditor for a period of four years**

According to the Articles of Association, Article 11, paragraph 1, section f, the (re-)appointment of the external auditor is subject to approval in the Annual General Meeting of Shareholders (AGM). The external auditor, KPMG Accountants N.V., was last appointed for a period of four years, in the AGM of April 2004.

The Board of Directors of Heineken Holding N.V. proposes, following the Dutch Corporate Governance Code, to re-appoint the external auditor for a period of four years, based on a structured evaluation.

The performance evaluation of the external auditor has focused on the audit assignment with regard to the consolidated financial reporting of Heineken Holding N.V. and Heineken N.V. and audit related assurance assignments concerning tax, IT and sustainability. The evaluation has taken place under the supervision of the Manager Group Internal Audit of Heineken N.V. The evaluation is based on interviews with key individuals at both group and regional level. Finance managers of operating companies provided input for the assessment by means of questionnaires.

The main conclusions from the current assessment have been discussed in the meetings of the Audit Committee of the Supervisory Board of Heineken N.V. and the Board of Directors of Heineken Holding N.V. in February 2008. Based on the satisfactory performance the Board of Directors proposes to re-appoint KPMG Accountants N.V. as external auditor of Heineken Holding N.V. for a period of four years (financial statements 2008-2011).

Item 7 **Extension of the authorisation of the Board of Directors to acquire own shares**

The Annual General Meeting of Shareholders held on 19 April 2007 last gave an authorisation to the Board of Directors to acquire own shares. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the Annual General Meeting of Shareholders, for the statutory maximum period of 18 months commencing on 17 April 2008, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is the statutory maximum of 10% of the issued share capital of the company;
b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c transactions may be executed on the stock exchange or otherwise.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Item 8 **Extension of the authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights**

The Annual General Meeting of Shareholders held on 19 April 2007 last gave an authorisation to the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emptive rights. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the Annual General Meeting of Shareholders, for a period of 18 months commencing on 17 April 2008, to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Also visit www.heinekeninternational.com/agm
The meeting will be audiowebcast on www.heinekeninternational.com/investors/webcasts

Annual Report

2007

Established in Amsterdam

Heineken Holding N.V.

Profile

Heineken Holding N.V., which holds 50.005% of the issued share capital of Heineken N.V., heads the Heineken group.

The object of Heineken Holding N.V. pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding N.V. does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding N.V.'s income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam.

Contents

Report of the Board of Directors

Financial statements 2007

Other information

This report is available in Dutch and in English.
Both versions can be downloaded
from www.heinekeninternational.com

Shareholder information

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation

and share split



50
45
40
35
30
25
20
15
10
5
0
38.73
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

share price range *year-end price*

Average trade in 2007:

257,636 shares per day

Nationality Heineken Holding N.V. shareholders

in %

Based on 101 million shares in free float

(excluding the holding of L'Arche Green N.V.

in Heineken Holding N.V.)



2007
2006

	2007	2006
Netherlands	2.1	9.1
United Kingdom/Ireland	15.2	16.6
Rest of Europe	6.3	13.2
North America	48.1	45.1
Rest of the world	0.4	0.1
Undisclosed	27.9	15.9
	100.0	100.0

Source: Capital Precision

Based on best estimate January 2008

Heineken Holding N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam.
In 2007, the average daily trading volume of Heineken Holding N.V. shares was 257,636 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation

Shares in issue as at 31 December 2007
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a year-end price of €38.73 on 31 December 2007, the market capitalisation of Heineken Holding N.V. as at the balance sheet date was €9.5 billion.

Year-end price	€38.73	31 December 2007
High	€42.00	24 July 2007
Low	€30.09	10 January 2007

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholding regarding Heineken Holding N.V.:

- Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L' Arche Holding S.A.).[1]

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend per share

in euros
after restatement for recapitalisation and share split

1998	0.20
1999	0.26
2000	0.26
2001	0.32
2002	0.32
2003	0.32
2004	0.40
2005	0.40
2006	0.60
2007	0.70

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for recapitalisation
and share split


50
45
40
35
30
25
20
15
10
5
0
44.22
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

share price range *year-end price*

Average trade in 2007:
1,668,921 shares per day

Nationality Heineken N.V. shareholders
in %
Based on 245 million shares in free float
(excluding the holding of Heineken Holding N.V.
in Heineken N.V.)


2007
2006

	2007	2006
Netherlands	14.3	19.0
United Kingdom/Ireland	14.9	10.4
Rest of Europe	14.5	13.5
North America	30.7	33.4
Rest of the world	2.3	1.2
Undisclosed	23.3	22.5
	100.0	100.0

Source: Capital Precision
Based on best estimate January 2008

Heineken N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.Liffe Amsterdam.
In 2007, the average daily trading volume of Heineken N.V. shares was 1,668,921 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation

Shares in issue as at 31 December 2007
489,974,594 shares of €1.60 nominal value
At a year-end price of €44.22 on 31 December 2007, the market capitalisation of Heineken N.V. as at the balance sheet date was €21.7 billion.

Year-end price	€44.22	31 December 2007
High	€48.98	2 November 2007
Low	€35.72	5 January 2007

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholdings regarding Heineken N.V.:

- Mrs C.L. de Carvalho-Heineken (indirectly 50.005% through L'Arche Holding S.A.; the direct 50.005% shareholder is Heineken Holding N.V.).[1]
- ING Group N.V. (5.40% indirectly through a subsidiary).

Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon of 5% maturing on 4 November 2013.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Financial calendar in 2008 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2007 results	20 February
Publication of annual report	19 March
Annual General Meeting of Shareholders, Amsterdam[2]	17 April
Quotation ex-final dividend	21 April
Final dividend 2007 payable	25 April
Announcement of half-year results 2008	27 August
Quotation ex-interim dividend	28 August
Interim dividend 2008 payable	3 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 50.005% interest in Heineken N.V., indirectly via L'Arche Green N.V. and L'Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Board of Directors

M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board of Heineken N.V.

Policy principles

Heineken Holding N.V. has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

Activities

The Board of Directors met on ten occasions in 2007. Among the topics discussed were the report and accounts for 2006 and the first half of 2007.

Topics discussed at length by the Board of Directors included Heineken N.V.'s policy plans and acquisitions, including the acquisition of breweries in the Czech Republic and Belarus and the combined offer of Heineken N.V. and Carlsberg A/S to acquire Scottish & Newcastle plc. Other topics included the distribution agreement with Femsa in the US, investments in new breweries in South Africa and elsewhere, and the development of new products.

The financial policy, including the Fit2Fight cost reduction plan, the dividend proposal, the profit performance and the composition of the Supervisory Board and Executive Board of Heineken N.V. were also discussed at length.

Further information is given in Heineken N.V.'s annual report.

Mrs C.L. de Carvalho-Heineken, delegate member of the Board of Directors, visited operating companies in Nigeria, Singapore, Spain and elsewhere.

Review of 2007

Share price

The market price of our company's shares increased sharply in 2007 and the gap between the Heineken N.V. and Heineken Holding N.V. share prices also widened. Price movements are shown in the graph on the right. The nationalities of the shareholders, in so far as they are known, are shown in the graphs on pages 4 and 6.

Gap between Heineken Holding N.V. and Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for recapitalisation and share split


50
45
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Heineken Holding N.V. close
Heineken N.V. close

Heineken N.V.'s Investor Relations department regularly organises meetings for investment analysts and investors, in the Netherlands and other countries, at which the Heineken Holding N.V. share is also discussed.

Interest in Heineken N.V.

The nominal value of our company's interest in Heineken N.V. as at 31 December 2007 was €392 million. The nominal value of the ordinary shares issued by our company as at the same date was also €392 million. As at 31 December 2007, our company's interest in Heineken N.V. represented 50.005% of the issued capital (being 50.087% of the outstanding capital) of Heineken N.V.

Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has elected in 2005 to avail itself of the option given by Section 362, subsection 8, of Book 2 of the Dutch Civil Code of using the same accounting policies for the valuation of assets and liabilities and determination of results in the company financial statements as those used for the preparation of the consolidated financial statements of Heineken Holding N.V. Since the interest in Heineken N.V. is measured on basis of the equity method, the equity attributable to the equity holders of Heineken Holding N.V. of €2,707 million shown in the consolidated balance sheet is equal to the shareholders' equity shown in the company balance sheet less the priority shares.

Our company's 50.087% share in Heineken N.V.'s 2007 profit of €807 million is recognised as income of €404 million in the 2007 company income statement. This share in Heineken N.V.'s profit consists of both distributed and retained earnings for 2007.

Heineken N.V. performance 2007 and outlook

Heineken N.V. posted a net profit of €807 million in 2007.

Revenue growth, improved price and sales mix and specifically the accelerated growth of the Heineken brand have increased the profit before exceptional items. The profit after exceptional items is lower than in 2006 because of an exceptional charge of €301 million, mainly a fine from the European Commission is reported.

In 2008, Heineken N.V. remains committed to further growth and expects that the strength of its compelling brand portfolio, higher selling prices, an improving product mix and the rigorous focus on costs reduction by finalising the Fit2Fight cost reduction programme will result in positive net organic profit growth for 2008.

On 25 January 2008, Heineken N.V. and Carlsberg A/S announced that the board of Scottish & Newcastle plc had recommended a combined formal offer of 800 pence per share to their shareholders. For Heineken N.V., the intended acquisition represents a significant strategic step that will create strong platforms for future profit and cash flow growth. The acquisition is still subject to approval of the relevant authorities and Scottish & Newcastle shareholders' approval. The controlling shareholders of Heineken Holding N.V. and Heineken N.V. provided irrevocable undertakings to vote in favour of the transaction.

More information is provided in Heineken N.V.'s annual report.

Financial statements and appropriation of profit

The Board of Directors will submit the financial statements for 2007 to the General Meeting of Shareholders. These financial statements, on pages 16 to 100 of this report, have been audited by KPMG Accountants N.V., whose report can be found on page 103.

Heineken N.V. proposes to distribute a dividend for 2007 of €0.70 per share of €1.60 nominal value, of which €0.24 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2007 at €0.70 per share of €1.60 nominal value, of which €0.24 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2007 totals €171.5 million in cash, of which €58.8 million has already been received by way of interim dividend. The final dividend due will therefore be €112.7 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.24 per share of €1.60 nominal value was distributed to holders of ordinary shares on 20 September 2007. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.46 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 25 April 2008. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend for 2007 of €0.70 per share of €1.60 nominal value. A total of €171.5 million will be distributed to holders of ordinary shares and a total of €20 (4% of the nominal value of €2 per share) will be distributed as dividend to holders of priority shares.

Remuneration policy for members of the Board of Directors

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on the remuneration of members of the Board of Directors was approved by the General Meeting of Shareholders in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2008, this means a remuneration for the chairman of €60,000 a year and for the other members of the Board of Directors of €45,000 a year.

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated balance sheet and income statement (see page 93).

Corporate governance

While Heineken Holding N.V. endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 4, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., means that Heineken Holding N.V. will not comply with a number of the Code's principles and best-practice provisions. This departure from the Code was put to the vote and approved at the General Meeting of Shareholders on 20 April 2005.

Structure of the Heineken group

Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.087% of the outstanding share capital) of Heineken N.V. Both companies are listed on Euronext Amsterdam.

On 2 March 2007, the two major shareholders in Heineken Holding N.V. decided to combine their interests in Heineken Holding N.V. in a newly formed company, L' Arche Green N.V. This company holds a 58.78% interest in Heineken Holding N.V., contributed by L' Arche Holding S.A. (50.005%) and Lac B.V. (1.97%), both owned by the Heineken family, and Greenfee B.V. (6.81%), owned by the Hoyer family.

Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding N.V.'s governance structure

Heineken Holding N.V. is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. engages in no operational activities and employs no staff.

Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares.

Within Heineken Holding N.V., there are established rules governing the disclosure of transactions in Heineken Holding N.V. and Heineken N.V. shares that are applicable to the Board of Directors and other persons directly associated with the company.

Further information pursuant to the Decree Article 10 of the EU Takeover Directive

Heineken Holding N.V.'s issued and outstanding capital consists of 245,011,848 ordinary shares with a nominal value of €1.60 and 250 priority shares with a nominal value of €2.

The priority shares are registered. The meeting of holders of priority shares has the right to draw up a non-binding list of candidates for each appointment to the

Board of Directors by the General Meeting of Shareholders. The approval of the holders of priority shares is required for resolutions of the Board of Directors relating to the exercise of voting rights on shares in public limited liability companies and other legal entities and the direction in which such votes are to be cast. Pursuant to Section 107a of Book 2 of the Dutch Civil Code, the approval of both the holders of priority shares and the General Meeting of Shareholders is required for resolutions of the Board of Directors relating to any material change in the nature or identity of the company or the enterprise, in any event including and subject to the statutory limits, resolutions relating to the transfer of all or virtually all of the company's enterprise to a third party, entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity and acquisition or disposal by the company or a subsidiary of a substantial interest in the capital of another company.

Shares are issued pursuant to a resolution of the General Meeting of Shareholders, without prejudice to its right to delegate that authority. Such a resolution requires that prior or simultaneous approval be given by resolution of the meeting of holders of shares of the same class as that to which the issue relates, except in the case of stock dividends, bonus shares or rights issues which the company is required to distribute pursuant to Article 10 of the Articles of Association.

Fully paid ordinary shares in its own capital may only be acquired by the company for valuable consideration if the shareholders' equity minus the purchase price is not less than the sum of the paid-in and called capital and the reserves prescribed by law and the nominal value of the shares to be acquired does not exceed one-tenth of the issued capital.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified of the following substantial shareholding in Heineken Holding N.V.: Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L' Arche Holding S.A.).[1]

There are no restrictions on the voting rights on ordinary shares. Heineken Holding N.V. has no staff share plan or option plan. Heineken Holding N.V. is not aware of any agreement with a shareholder which might give rise to the restriction of voting rights.

Persons who hold shares on a predetermined record date may attend and exercise their voting rights at General Meetings of Shareholders. The record date for the General Meeting of Shareholders on 17 April 2008 has been set twenty-one days before the General Meeting of Shareholders, namely 27 March 2008.

The members of the Board of Directors are appointed by the General Meeting of Shareholders from a non-binding list of candidates drawn up by the meeting of priority shareholders.

Members of the Board of Directors may be suspended or dismissed by the General Meeting of Shareholders at any time by a resolution adopted by an absolute majority of the votes cast which represents at least one-third of the issued capital.

The Articles of Association may be amended by a resolution adopted on a motion of the meeting of priority shareholders by a General Meeting of Shareholders at which at least half of the issued capital is represented. A resolution to amend the Articles of Association must in all cases be stated in the notice of meeting and a copy of the resolution must be deposited simultaneously at the company's offices for inspection. If the required capital is not represented at the meeting, a second General Meeting of Shareholders must be held within four weeks of that meeting, at which a resolution to amend the Articles of Association may be adopted irrespective of the capital represented.

The Annual General Meeting of Shareholders on 19 April 2007 extended, for the statutory maximum period of 18 months commencing on 19 April 2007, the authorisation which it had granted to the Board of Directors on 20 April 2006 to acquire shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is the statutory maximum of 10% of the issued capital of the company;
b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c transactions may be executed on the stock exchange or otherwise.

This authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

The Annual General Meeting of Shareholders on 19 April 2007 also extended, for a period of 18 months commencing on 19 April 2007, the authorisation which it had granted to the Board of Directors on 20 April 2006 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation is limited to 10% of the issued capital of the company on the date of issue.

This authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

There are no agreements under which Heineken Holding N.V. is liable to make any payment to members of the Board of Directors or employees on termination of employment following a public offer for all the shares.

Amsterdam, 19 February 2008
Board of Directors

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

2007 Financial statements

Balance sheet of Heineken Holding N.V.

before appropriation of profit
in thousands of euros

		31 December **2007**	31 December 2006
Assets			
Financial fixed assets			
Participating interest in Heineken N.V.	note I	**2,706,691**	2,506,848
Current assets			
Cash	note II	**1**	46
		2,706,692	2,506,894

		31 December 2007		31 December 2006	
Equity and liabilities					
Shareholders' equity					
Issued capital:					
Priority shares		**1**		1	
Ordinary shares		**392,019**		392,019	
			392,020		392,020
Translation reserve			**3,249**		47,826
Hedging reserve			**22,464**		14,450
Fair value reserve			**49,526**		48,524
Other legal reserves			**285,595**		229,498
Retained earnings			**1,549,637**		1,168,462
Profit for the year			**404,200**		606,068
	note III		**2,706,691**		2,506,848
Current liabilities					
Other payables			**1**		46
			2,706,692		2,506,894

Income statement of Heineken Holding N.V.

in thousands of euros

		2007	2006
Share in result of participating interest in Heineken N.V. after income tax	note IV	**404,200**	606,068
Other revenues and expenses after income tax	note V	–	–
Profit for the year		**404,200**	606,068

Notes to the balance sheet as at 31 December 2007 and the income statement for 2007 of Heineken Holding N.V.

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands.

Basis of preparation

The Company financial statements have been prepared in accordance with the provisions of Part 9 of Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, of Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. Only IFRSs adopted by the EU have been applied in preparation of the consolidated financial statements. For a further description of these principles see the notes to the consolidated financial statements.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros, unless otherwise indicated.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 19th of February 2008 and will be submitted for adoption to the Annual General Meeting of Shareholders on 17th of April 2008.

Significant accounting policies

Financial fixed assets

Participating interests, over which significant influence is exercised, are measured on basis of the equity method.

Shareholders' equity

The translation reserve and legal reserves are previously formed under and still recognised and measured in accordance with the Dutch Civil Code.

Profit of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

note I Participating interest in Heineken N.V.

The interest of Heineken Holding N.V. in Heineken N.V. is 50.005% of the issued capital (being 50.087% (2006: 50.047%) of the outstanding capital following the purchase of own shares by Heineken N.V.). The nominal value of the Heineken N.V. shares held by the Company amounted to €392 million as at 31 December 2007 (€392 million as at 31 December 2006).

Valuation of the participating interest in Heineken N.V. is based on 50.087% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2007 amounted to €10.8 billion (31 December 2006: €8.8 billion).

Balance as at 1 January 2006	1,984,698
50.047% of the profit of Heineken N.V.	606,068
Purchase own shares by Heineken N.V. (including dilution effect)	– 5,431
IFRS transitional adjustments prior year	– 5,005
Dividend payments received	– 98,005
Movements in translation reserve	– 26,024
Movements fair value adjustments	24,022
Movements cash flow hedges	24,523
Share-based payments by Heineken N.V.	2,002
Balance as at 31 December 2006	2,506,848
Balance as at 1 January 2007	2,506,848
50.087% of the profit of Heineken N.V.	404,200
Purchase own shares by Heineken N.V. (including dilution effect)	– 5,513
Dividend payments received	– 166,789
Movements in translation reserve	– 44,577
Movements fair value adjustments	1,002
Movements cash flow hedges	8,014
Share-based payments by Heineken N.V.	3,506
Balance as at 31 December 2007	2,706,691

note II Cash

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

note III Shareholders' equity

	Issued capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Profit for the year	Total equity [1]
Balance as at 1 January 2006	392,020	73,850	–10,073	24,502	195,966	927,895	380,538	1,984,698
Net income recognised directly in equity [2]	–	–26,024	24,523	24,022	–3,003	–2,002	–	17,516
Profit for the year	–	–	–	–	55,052	–55,052	606,068	606,068
Transfer to retained earnings	–	–	–	–	–18,517	399,055	–380,538	–
Dividends to shareholders	–	–	–	–	–	–98,005	–	–98,005
Purchase own shares by Heineken N.V.	–	–	–	–	–	–5,431	–	–5,431
Share-based payments by Heineken N.V.	–	–	–	–	–	2,002	–	2,002
Balance as at 31 December 2006	392,020	47,826	14,450	48,524	229,498	1,168,462	606,068	2,506,848
Balance as at 1 January 2007	392,020	47,826	14,450	48,524	229,498	1,168,462	606,068	2,506,848
Net income recognised directly in equity [2]	–	–44,577	8,014	1,002	9,516	–9,516	–	–35,561
Profit for the year	–	–	–	–	44,578	–44,578	404,200	404,200
Transfer to retained earnings	–	–	–	–	2,003	604,065	–606,068	–
Dividends to shareholders	–	–	–	–	–	–166,789	–	–166,789
Purchase own shares by Heineken N.V.	–	–	–	–	–	–5,513	–	–5,513
Share-based payments by Heineken N.V.	–	–	–	–	–	3,506	–	3,506
Balance as at 31 December 2007	392,020	3,249	22,464	49,526	285,595	1,549,637	404,200	2,706,691

[1] Total equity attributable to equity holders of Heineken Holding N.V.
[2] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

For further explanation reference is made to note 22 to the consolidated financial statements.

note IV Share in result of participating interest in Heineken N.V. after income tax

Included here is the share in the profit of Heineken N.V. for 2007, being 50.087% of €807 million (2006: 50.047% of €1,211 million).

note V Other revenues and expenses after income tax

Expenses made to manage and provide services to Heineken N.V. amounting to €572 thousand (2006: €551 thousand) are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.
The remuneration of the Board of Directors is disclosed in note 33 to the consolidated financial statements.

Amsterdam, 19 February 2008 *Board of Directors*

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Consolidated income statement

in millions of euros

			2007		2006
Revenue	note 5		12,564		11,829
Other income	note 8		30		379
Raw materials, consumables and services	note 9	8,162		7,376	
Personnel expenses	note 10	2,165		2,241	
Amortisation, depreciation and impairments	note 11	764		786	
Total expenses			11,091		10,403
Results from operating activities			1,503		1,805
Interest income	note 12	67		52	
Interest expenses	note 12	−168		−185	
Other net finance (expenses)/income	note 12	−26		11	
Net finance expenses			−127		−122
Share of profit of associates (net of income tax)			25		27
Profit before income tax			1,401		1,710
Income tax expenses	note 13		−429		−365
Profit			972		1,345
Attributable to:					
Equity holders of Heineken Holding N.V. (net profit)			404		606
Minority interests in Heineken N.V.			403		605
Minority interests in Heineken N.V. group companies			165		134
Profit			972		1,345
Number of issued shares	note 23		245,011,848		245,011,848
Number of outstanding shares	note 23		245,011,848		245,011,848
Basic earnings per share (€)	note 23		1.65		2.47
Diluted earnings per share (€)	note 23		1.65		2.47

Consolidated statement of recognised income and expense

in millions of euros

			2007		2006
Foreign currency translation differences for foreign operations	note 12	**–100**		–84	
Effective portion of change in fair value of cash flow hedge	note 12	**51**		50	
Net change in fair value of cash flow hedges transferred to the income statement	note 12	**–36**		–	
Net change in fair value available-for-sale investments	note 12	**2**		48	
IFRS transitional adjustments prior year	note 22	**–**		–10	
Net income and expense recognised directly in equity	note 22		**–83**		4
Profit			**972**		1,345
Total recognised income and expense			**889**		1,349
Attributable to:					
Equity holders of Heineken Holding N.V.			**368**		623
Minority interests in Heineken N.V.			**368**		623
Minority interests in Heineken N.V. group companies			**153**		103
Total recognised income and expense			**889**		1,349

Consolidated balance sheet

in millions of euros

		31 December 2007		31 December 2006	
Assets					
Non-current assets					
Property, plant & equipment	note 14	**5,362**		4,944	
Intangible assets	note 15	**2,541**		2,449	
Investments in associates	note 16	**214**		186	
Other investments	note 17	**452**		606	
Advances to customers		**219**		180	
Deferred tax assets	note 18	**336**		395	
			9,124		8,760
Current assets					
Inventories	note 19	**1,007**		893	
Other investments	note 17	**105**		59	
Trade and other receivables	note 20	**1,873**		1,779	
Prepayments and accrued income		**123**		91	
Cash and cash equivalents	note 21	**715**		1,374	
Assets classified as held for sale	note 7	**21**		41	
			3,844		4,237
			12,968		12,997

		31 December 2007		31 December 2006	
Equity	note 22				
Share capital		**392**		392	
Reserves		**361**		341	
Retained earnings		**1,954**		1,774	
Equity attributable to the equity holders of Heineken Holding N.V.			**2,707**		2,507
Minority interests in Heineken N.V.			**2,697**		2,502
Minority interests in Heineken N.V. group companies			**542**		511
			5,946		5,520
Liabilities					
Non-current liabilities					
Loans and borrowings	note 24	**1,521**		2,091	
Employee benefits	note 26	**646**		665	
Provisions	note 28	**184**		242	
Deferred tax liabilities	note 18	**478**		471	
			2,829		3,469
Current liabilities					
Bank overdrafts	note 21	**282**		747	
Loans and borrowings	note 24	**873**		494	
Trade and other payables	note 29	**2,806**		2,496	
Tax liabilities		**89**		149	
Provisions	note 28	**143**		122	
			4,193		4,008
			7,022		7,477
			12,968		12,997

Consolidated statement of cash flows

in millions of euros

			2007		2006*
Operating activities					
Profit		**972**		1,345	
Adjustments for:					
Amortisation, depreciation and impairments	note 11	**764**		786	
Net interest expenses	note 12	**101**		133	
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	note 8	**–30**		–379	
Investment income and share of profit of associates		**–41**		–40	
Income tax expenses	note 13	**429**		365	
Other non-cash items		**103**		31	
Cash flow from operations before changes in working capital and provisions			**2,298**		2,241
Change in inventories		**–140**		–43	
Change in trade and other receivables		**–175**		85	
Change in trade and other payables		**282**		102	
Total change in working capital			**–33**		144
Change in provisions and employee benefits			**–53**		–3
Cash flow from operations			**2,212**		2,382
Interest paid and received		**–96**		–138	
Dividend received		**27**		13	
Income taxes paid		**–413**		–408	
Cash flow used for interest, dividend and income tax			**–482**		–533
Cash flow from operating activities			**1,730**		1,849

* Restated for comparison purposes.

			2007		2006*
Investing activities					
Proceeds from sale of property, plant & equipment and intangible assets		**81**		182	
Purchase of property, plant & equipment	note 14	**–1,123**		–844	
Purchase of intangible assets	note 15	**–22**		–33	
Loans issued to customers and other investments		**–146**		–166	
Repayment on loans to customers		**225**		134	
Cash flow used in operational investing activities			**–985**		–727
Acquisition of subsidiaries, joint ventures and minority interests, net of cash acquired	note 6	**–245**		–84	
Acquisition of associates and other investments		**–89**		–29	
Disposal of subsidiaries, joint ventures and minority interests, net of cash disposed of	note 6	**12**		17	
Disposal of associates and other investments		**44**		24	
Cash flow used for acquisitions and disposals			**–278**		–72
Cash flow used in investing activities			**–1,263**		–799
Financing activities					
Proceeds from loans and borrowings		**77**		262	
Repayment of loans and borrowings		**–265**		–582	
Dividends paid		**–450**		–297	
Purchase own shares by Heineken N.V.	note 22	**–15**		–14	
Other		**–3**		–18	
Cash flow used in financing activities			**–656**		–649
Net cash flow			**–189**		401
Cash and cash equivalents as at 1 January			**627**		234
Effect of movements in exchange rates			**–5**		–8
Cash and cash equivalents as at 31 December	note 21		**433**		627

* Restated for comparison purposes.

note 1 Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2007 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in joint ventures and associates.
A summary of the main subsidiaries, joint ventures and associates is included in note 34, 35 and 16.
Heineken is primarily involved in brewing and selling of beer.

note 2 Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

The Company presents a condensed income statement, using the facility of Article 402 of Book 2 of the Dutch Civil Code.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 19 February 2008 and will be submitted for adoption to the Annual General Meeting of Shareholders on 17 April 2008.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

- Available-for-sale investments are measured at fair value.
- Investments at fair value through profit and loss are measured at fair value.
- Derivative financial instruments are measured at fair value.
- Liabilities for equity-settled share-based payment arrangements are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million, unless stated otherwise.

(d) Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are described in the following notes:

- Note 6 Acquisitions and disposals of subsidiaries, joint ventures and minority interests.
- Note 15 Intangible assets.
- Note 18 Deferred tax assets and liabilities.
- Note 26 Employee benefits.
- Note 27 Share-based payments – Long-Term Incentive Plan.
- Note 28 Provisions and 32 Contingencies.
- Note 30 Financial risk management and financial instruments.

note 3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Heineken entities.

Certain comparative amounts have been reclassified or line items have been added in order to conform with current year's presentation, in accordance with IFRS 7, of the consolidated balance sheet, the consolidated statement of recognised income and expense, net finance expenses (see note 12), other investments (see note 17), prepayments and accrued income, trade and other receivables (see note 20) and financial risk management and financial instruments (see note 30). In addition certain comparative amounts in the consolidated statement of cash flows have been reclassified to conform with current year's presentation.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by Heineken. Control exists when Heineken has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by Heineken.

(ii) Associates

Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50% of the voting power of another entity. The consolidated financial statements include Heineken's share of the total recognised income and expenses of associates on an equity-accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the associate.

(iii) Joint ventures

Joint ventures are those entities over whose activities Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include Heineken's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

(iv) Transactions eliminated on consolidation
Intra-Heineken balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-Heineken transactions, are eliminated in preparing the consolidated financial statements. Unrealised income arising from transactions with associates and joint ventures are eliminated to the extent of Heineken's interest in the entity. Unrealised expenses are eliminated in the same way as unrealised income, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i)Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Heineken entities at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are retranslated to the functional currency at the exchange rate on that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment. Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euros at exchange rates on the balance sheet date. The revenue and expenses of foreign operations are translated to euros at exchange rates approximating the exchange rates ruling on the dates of the transactions.

Foreign currency differences are recognised directly in equity as a separate component. Since 1 January 2004, the date of transition to IFRS, such differences have been recognised in the translation reserve. The cumulative currency differences on the date of transition to IFRS were deemed to be zero. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the translation reserve.

The following exchange rates were used while preparing these financial statements (for most important countries in which Heineken has operations):

In euros	*Year-end*		*Average*	
	2007	2006	**2007**	2006
CLP	**0.0014**	0.0014	**0.0014**	0.0015
EGP	**0.1238**	0.1333	**0.1294**	0.1389
NGN	**0.0058**	0.0059	**0.0058**	0.0062
PLN	**0.2783**	0.2611	**0.2645**	0.2570
RUB	**0.0278**	0.0288	**0.0286**	0.0293
SGD	**0.4725**	0.4951	**0.4850**	0.5020
USD	**0.6793**	0.7584	**0.7308**	0.7973
ZAR	**0.0997**	0.1087	**0.1036**	0.1188

(iii) Hedge of net investment in foreign operations

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in profit or loss. When the hedged part of a net investment is disposed of, the associated cumulative amount in equity is transferred to profit or loss as an adjustment to the profit or loss on disposal.

(c) Non-derivative financial instruments

(i)General

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for interest income, interest expenses and other net finance income and expenses are discussed in note 3r.

(ii) Held-to-maturity investments

If Heineken has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken. Held-to-maturity investments includes loans to customers of Heineken.

(iii) Available-for-sale investments

Heineken's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, except for impairment losses (see note 3i(*i*)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3b(*i*)), are recognised directly in equity. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement. Available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss

An investment is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if Heineken manages such investments and makes purchase and sale decisions based on their fair value in accordance with Heineken's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred.
Investments at fair value through profit or loss are measured at fair value, with changes therein recognised in the income statement. Investments at fair value through profit and loss are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(v) Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently the advances are amortised over the term of the contract as a reduction of revenue.

(d) Derivative financial instruments

(i) General

Heineken uses derivatives in the ordinary course of business in order to manage market risks. Generally Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in the income statement when incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in note 3d(*ii*).

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(ii) Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately. When a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the income statement in the same period that the hedged item affects the income statement.

(iii) Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in the income statement as part of foreign currency gains and losses.

(e) Share capital

(i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(ii) Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(f) Property, Plant and Equipment (P, P & E)

(i) Owned assets

Items of property, plant and equipment are measured at cost less government grants received (refer 3q), accumulated depreciation (refer (*iv*)) and accumulated impairment losses (refer accounting policy 3i(*ii*)).

Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs related to the acquisition or construction of qualifying assets are recognised in the income statement when incurred.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition property, plant and equipment acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognised on Heineken's balance sheet. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(iii) Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to Heineken and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement when incurred.

(iv) Depreciation

Land is not depreciated as it is deemed to have an infinite life. Depreciation on other property, plant and equipment is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Assets under construction are not depreciated. The estimated useful lives are as follows:

Buildings	30-40 years
Plant and equipment	10-30 years
Other fixed assets	5-10 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, annually.

(v) Net gains on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other income. Net gains are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the property, plant and equipment.

(g) Intangible assets

(i) Goodwill
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over Heineken's interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill arising on the acquisition of associates is included in the carrying amount of the associate.

In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles.

Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired on the date of exchange.

Goodwill is measured at cost less accumulated impairment losses (refer accounting policy 3i(*ii*)). Goodwill is allocated to cash-generating units for the purpose of impairment testing and is tested annually for impairment.

Negative goodwill is recognised directly in the income statement.

(ii) Brands
Brands acquired, separately or as part of a business combination, are capitalised as part of a brand portfolio if the portfolio meets the definition of an intangible asset and the recognition criteria are satisfied. Brand portfolios acquired as part of a business combination include the customer base related to the brand because it is assumed that brands have no value without a customer base and vice versa. Brand portfolios acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands and brand portfolios acquired separately are measured at cost. Brands and brand portfolios are amortised on a straight-line basis over their estimated useful life.

(iii) Software, research and development and other intangible assets
Purchased software is measured at cost less accumulated amortisation (refer (*v*)) and impairment losses (refer accounting policy 3i(*ii*)). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in the income statement when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Heineken intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Borrowing costs related to the development of qualifying assets are recognised in the income statement when incurred. Other development expenditure is recognised in the income statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer (*v*)) and accumulated impairment losses (refer accounting policy 3i(*ii*)).

Other intangible assets that are acquired by Heineken are measured at cost less accumulated amortisation (refer (*v*)) and impairment losses (refer accounting policy 3i(*ii*)). Expenditure on internally generated goodwill and brands is recognised in the income statement when incurred.

(iv) Subsequent expenditure
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(v) Amortisation
Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

Brands	15-25 years
Software	3 years
Capitalised development costs	3 years

(vi) Gains on sale
Gains on sale of intangible assets are presented in the income statement as other income. Gains are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

(h) Inventories

(i) General
Inventories are measured at the lower of cost and net realisable value, based on the First In First Out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress
Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts
The cost of other inventories is based on weighted averages.
Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(i) Impairment

(i) Financial assets
A financial asset is assessed on each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets

The carrying amounts of Heineken's non-financial assets, other than inventories (refer accounting policy 3h) and deferred tax assets (refer accounting policy 3s), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated on each reporting date.

The recoverable amount of an asset or cash-generating unit is considered the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the 'cash-generating unit'). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed on each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(j) Non-current assets held for sale

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with Heineken's accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with Heineken's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in the income statement. Gains are not recognised in excess of any cumulative impairment loss.

(k) Employee benefits

(i) Defined contribution plans
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in the income statement when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield on balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. Where the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In respect of actuarial gains and losses that arise, Heineken applies the corridor method in calculating the obligation in respect of a plan. To the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

(iii) Other long-term employee benefits
Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of Heineken's obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains or losses are recognised in profit or loss in the period in which they arise.

(iv) Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.

Termination benefits are recognised as an expense when Heineken is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised if Heineken has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v) Share-based payment plan (long-term incentive plan)

As at 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V. (see note 27), as at 1 January 2006 also a share plan for senior management members was established (see note 27).

The share plan for the Executive Board is fully based on external performance conditions, while the plan for senior management members is for 25% based on external market performance conditions and for 75% on internal performance conditions.

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled), over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

On each balance sheet date, Heineken revises its estimates of the number of share rights that are expected to vest, only for the 75% internal performance conditions of the share plan of the senior management members. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(l) Provisions

(i) General

A provision is recognised if, as a result of a past event, Heineken has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures to be expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of the net finance expenses.

(ii) Restructuring

A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision includes the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(iii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by Heineken from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Heineken recognises any impairment loss on the assets associated with that contract.

(m) Loans and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings for which the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

(n) Revenue

(i) Products sold
Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, returns, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in the income statement when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

(ii) Other revenue
Other revenues are proceeds from royalties, rental income and technical services to third parties, net of sales tax. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(o) Other income

Other income are gains from sale of property, plant and equipment, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in the income statement when ownership has been transferred to the buyer.

(p) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments
Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(q) Government grants

Government grants are recognised at their fair value when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

Government grants relating to property, plant and equipment are deducted from the carrying amount of the asset.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(r) Interest income, interest expenses and other net finance income and expenses

Interest income and expenses are recognised as they accrue, using the effective interest method unless collectibility is in doubt.

Other net finance income comprises dividend income, gains on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments and gains on hedging instruments that are recognised in the income statement. Dividend income is recognised in the income statement on the date that Heineken's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Other net finance expenses comprise unwinding of the discount on provisions, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, impairment losses recognised on investments, and losses on hedging instruments that are recognised in the income statement.

Foreign currency gains and losses are reported on a net basis.

(s) Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that Heineken N.V. is able to control the timing of the reversal of the temporary difference and they will probably not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed on each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

When an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses or tax credits only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the entity.

(t) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

(u) Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items, have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

(v) Segment reporting

A segment is a distinguishable component of Heineken that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. Heineken's primary format for segment information is based on geographical segments.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(w) Emission rights

Emission rights are related to the emission of CO_2, which relates to the production of energy. Heineken has received a certain quantity of emission rights from the government for free for the first allocation period 2005-2007. These rights are freely tradable. Bought emission rights and liabilities due to production of CO_2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

(x) Recently issued IFRS

(i) Standard and amendment effective in 2007

IFRS 7 'Financial instruments: Disclosures and the complementary amendment to IAS 1 Presentation of financial statements – Capital disclosures' is effective as from 2007. 2006 comparative disclosures have been amended accordingly. For a description of the changes due to this standard, refer to note 3 significant accounting policies.

(ii) New standards and interpretations not yet adopted
The following new standards and interpretations to existing standards relevant to Heineken are not yet effective for the year ended 31 December 2007, and have not been applied in preparing these consolidated financial statements:

- IAS 23 (Amendment) Borrowing costs (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the EU. It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The revised IAS 23 will constitute a change in accounting policy for Heineken. In accordance with the transitional provisions Heineken will apply the revised IAS 23 to qualifying assets for which capitalisation of borrowing costs commences on or after the effective date.
- IFRS 8 Operating segments (effective from 1 January 2009). The standard is still subject to endorsement by the EU. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Heineken is currently assessing the impact.
- IFRIC 13 Customer loyalty programmes (effective from 1 July 2008). The interpretation is still subject to endorsement by the EU. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. Heineken is currently assessing the impact, but it is not expected that it will have a material impact.
- IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective from 1 January 2008). The interpretation is still subject to endorsement by the EU. IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. It is not expected that the IFRIC will have a material impact on Heineken's accounts.
- IFRIC 11 IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. Based on the fact that the LTIP of Heineken N.V. is already accounted for as equity-settled, it is not expected that this IFRIC will have an impact.

note 4 Determination of fair values

(i) General
A number of Heineken's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(ii) Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on the quoted market prices for similar items.

(iii) Intangible assets
The fair value of brands acquired in a business combination is based on the 'relief of royalty' method. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventories
The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Investments in equity and debt securities
The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price on the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(vi) Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest on the reporting date.

(vii) Derivative financial instruments
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates).
The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(viii) Non-derivative financial instruments
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(ix) Interest rates
The interest rates used to discount estimated cash flows were as follows:

in %	**2007**	2006
Derivatives	**0 - 11.0**	0 - 7.0
Non-derivative financial instruments, assets	**0.4 - 3.8**	0.4 - 2.9
Non-derivative financial instruments, liabilities	**4.0 - 5.0**	4.0 - 5.0
Finance leases	**3.8 - 10.5**	8.0 - 13.0

note 5 Segment reporting

General

Segment information is presented only in respect of geographical segments consistent with Heineken's management and internal reporting structure. Over 80% of the Heineken sales consist of beer.

The risks and rewards in respect of sales of other beverages do not differ significantly from beer, as such no business segments are reported.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are done in some countries via own wholesalers, in other markets directly and in some others via third parties. As such distribution models are country-specific and on consolidated level diverse. Therefore the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored. Therefore no secondary segment information is provided.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Export revenue and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital. Segment assets are based on the geographical location of the assets.

Heineken distinguishes the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia Pacific
- Heineken N.V. Head Office/eliminations

Geographical segments	Western Europe		Central and Eastern Europe		The Americas	
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Third party revenue[1]	**4,814**	4,752	**3,668**	3,337	**2,043**	1,975
Interregional revenue	**636**	599	**18**	22	**–**	–
Total revenue	**5,450**	5,351	**3,686**	3,359	**2,043**	1,975
Other income	**26**	361	**3**	16	**1**	15
Results from operating activities	**416**	916	**376**	339	**263**	257
Net finance expenses						
Share of profit of associates	**–6**	4	**5**	–	**15**	10
Income tax expenses						
Profit						
Attributable to:						
Equity holders of Heineken Holding N.V. (net profit)						
Minority interests in Heineken N.V.						
Minority interests in Heineken N.V. group companies						
Beer volumes						
Consolidated volume	**31,910**	32,100	**51,114**	46,925	**13,718**	13,197
Minority interests	**–**	–	**6,397**	6,433	**3,792**	3,555
Licenses	**313**	305	**–**	–	**223**	172
Interregional volume	**11,223**	10,596	**356**	269	**–**	–
Group volume	**43,446**	43,001	**57,867**	53,627	**17,733**	16,924
Segment assets	**3,778**	4,046	**5,586**	5,238	**1,170**	1,176
Investment in associates	**7**	9	**16**	14	**74**	55
Total segment assets	**3,785**	4,055	**5,602**	5,252	**1,244**	1,231
Unallocated assets						
Total assets						
Total equity						
Segment liabilities	**3,664**	3,583	**3,432**	2,950	**431**	546
Total equity and liabilities						
Purchase of property, plant & equipment	**393**	340	**417**	287	**70**	53
Acquisition of goodwill	**11**	5	**135**	12	**–**	7
Purchase of intangible assets	**5**	5	**12**	16	**2**	11
Depreciation of property, plant & equipment	**253**	264	**290**	298	**49**	42
Impairment and reversal of impairment of property, plant & equipment	**–**	11	**14**	12	**–**	–
Amortisation intangible assets	**9**	6	**18**	18	**3**	3
Impairment intangible assets	**–**	–	**21**	19	**–**	–

[1] Includes other revenue of €249 million in 2007 and €241 million in 2006.

Africa and the Middle East		Asia Pacific		Heineken N.V. Head Office / eliminations		Consolidated	
2007	2006	2007	2006	2007	2006	2007	2006
1,412	1,179	597	560	30	26	12,564	11,829
4	3	–	–	–658	–624	–	–
1,416	1,182	597	560	–628	–598	12,564	11,829
–	3	–	–	–	–16	30	379
325	231	93	86	30	–24	1,503	1,805
						–127	–122
4	4	7	9	–	–	25	27
						–429	–365
						972	1,345
						404	606
						403	605
						165	134
						972	1,345
15,668	13,281	7,418	6,402	–	–	119,828	111,905
1,044	925	5,060	4,157	–	–	16,293	15,070
1,586	3,500	933	993	–	–	3,055	4,970
2	–	–	–	–11,581	–10,865	–	–
18,300	17,706	13,411	11,552	–11,581	–10,865	139,176	131,945
1,358	1,105	473	457	25	307	12,390	12,329
37	36	80	72	–	–	214	186
1,395	1,141	553	529	25	307	12,604	12,515
						364	482
						12,968	12,997
						5,946	5,520
831	631	263	279	–1,599	–512	7,022	7,477
						12,968	12,997
170	98	35	34	38	32	1,123	844
1	4	2	39	4	–	153	67
2	1	1	–	–	–	22	33
85	78	20	20	–3	4	694	706
–	1	1	–	3	9	18	33
1	1	–	–	–	–	31	28
–	–	–	–	–	–	21	19

note 6 Acquisitions and disposals of subsidiaries, joint ventures and minority interests

Krušovice and Syabar acquisition

On 4 September 2007, Heineken acquired Králowský Pivovar Krušovice a.s. in the Czech Republic from Radeberger Gruppe KG. The transaction was funded from existing cash resources.

On 28 December 2007, Heineken acquired the Cypriot holding company of the CJSC Brewing Company 'Syabar' in Bobruysk, Belarus. Heineken acquired Syabar's Cypriot holding company from a consortium led by Detroit Investments Limited (Cyprus) and from the International Finance Corporation, an affiliate of the World Bank. The transaction was funded from existing cash resources.

Due to the competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition prices of the Krušovice and Syabar acquisition are not individually disclosed.

Effect of Krušovice and Syabar acquisition

The Krušovice and Syabar acquisition had the following effect on Heineken's assets and liabilities on acquisition date:

		Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition
Property, plant & equipment	note 14	70	50	120
Intangible assets	note 15	–	17	17
Other investments		8	–	8
Inventories		7	–	7
Trade and other receivables, prepayments and accrued income		10	–	10
Cash and cash equivalents		2	–	2
Minority interests		–	–2	–2
Loans and borrowings		–9	–	–9
Provisions	note 28	–1	–	–1
Deferred tax liabilities	note 18	–1	–13	–14
Current liabilities		–32	–	–32
Net identifiable assets and liabilities		54	52	106
Goodwill on acquisition	note 15			134
Consideration paid, satisfied in cash				240
Cash acquired				–2
Net cash outflow				238

The fair values of assets and liabilities have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The amount of goodwill paid relates to synergies Heineken expects to realise.
With respect to the Krušovice acquisition, the synergies to be achieved are a result of a stronger presence in the Czech market as it is expected that the potential growth opportunities will be realised with the appropriate commercial investments. Furthermore, it is expected that cost synergies will be realised due to more efficient purchasing, sourcing and selling, as a result of the integration of these activities within the region Central and Eastern Europe.

With respect to the Syabar acquisition, the synergies to be achieved are a result of a stronger presence in the Belarus market, also it is expected that the Belarus market will become a fast-growing market and by way of this acquisition a platform is established from which it is expected that both the Heineken brand and imported Russian brands will grow. Furthermore, it is expected that cost synergies will be realised resulting from more efficient purchasing, sourcing and selling due to the integration of these activities within the region Central and Eastern Europe.

The contribution of these acquisitions in 2007 to results from operating activities was €1 million and to revenue €12 million.

If both acquisitions had occurred on 1 January 2007, management estimates that consolidated results from operating activities would have been €6 million higher and consolidated revenue would have been €49 million higher. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2007.

Other acquisitions and disposals

In addition to the acquisitions of Krušovice and Syabar, there were various other minor acquisitions and disposals during 2007.

In 2007, wholesalers in France, Spain and the Netherlands were acquired. In Vietnam and Germany breweries were acquired.

Disposals during the year concerned a number of wholesalers in Italy and Austria. Furthermore Heineken's joint venture in Chile sold the majority of shares of a subsidiary, which held investments in brands.

Effect of other acquisitions and disposals

Other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

		Total other acquisitions	2007	Total disposals	2007
Property, plant & equipment	note 14	6		–11	
Intangible assets	note 15	–		–11	
Investments in associates		7		–	
Other investments		9		–2	
Deferred tax assets	note 18	–		–3	
Inventories		2		–2	
Trade and other receivables, prepayments and accrued income		1		–12	
Cash and cash equivalents		2		–1	
Minority interests		–		–6	
Loans and borrowings		–		2	
Employee benefits	note 26	–		1	
Current liabilities		–35		36	
Net identifiable assets and liabilities			–8		–9
Goodwill on acquisitions	note 15		17		–4
Consideration paid/(received), satisfied in cash			9		–13
Cash disposed of/(acquired)			–2		1
Net cash outflow/(inflow)			7		–12

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, as not all information was available yet on the balance sheet date. The contribution in 2007 of the other acquisitions to results from operating activities and to revenue was immaterial.

If the acquisitions had occurred on 1 January 2007, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different.

Acquisition of minority interests

In 2007, Heineken increased its ownership in Heineken Spain. The Group recognised an increase in goodwill of €6 million.

note 7 Assets classified as held for sale

Assets classified as held for sale represent land and buildings following the commitment of Heineken to a plan to sell the land and buildings. During 2007, part of the assets classified as held for sale have been sold. Efforts to sell the remaining assets have commenced and are expected to be completed during 2008.

	2007	2006
Property, plant & equipment	**21**	41

note 8 Other income

	2007	2006
Net gain on sale of property, plant & equipment	27	351
Net gain on sale of intangible assets	–	10
Net gain on sale of subsidiaries, joint ventures and associates	3	18
	30	379

The net gain on sale of property, plant and equipment in 2006 is for €320 million relating to the sale of a brewery site in Seville, Spain.

note 9 Raw materials, consumables and services

		2007		2006
Raw materials	**896**		780	
Non-returnable packaging	**1,592**		1,439	
Goods for resale	**1,604**		1,531	
Inventory movements	**– 51**		– 11	
Marketing and selling expenses	**1,627**		1,493	
Transport expenses	**711**		640	
Energy and water	**290**		268	
Repair and maintenance	**263**		258	
European Commission fine	**219**		–	
Other expenses	**1,011**		978	
		8,162		7,376

For more details regarding the EC fine, refer to note 32.

note 10 Personnel expenses

			2007		2006
Wages and salaries		**1,488**		1,490	
Compulsory social security contributions		**245**		249	
Contributions to defined contribution plans		**14**		10	
Expenses related to defined benefit plans	note 26	**84**		100	
Increase in other long-term employee benefits		**9**		10	
Equity-settled share-based payments plan	note 27	**7**		4	
Other personnel expenses		**318**		378	
			2,165		2,241

Average number of employees during the year	2007 Joint ventures at 100%	2007 Heineken share	2006 Joint ventures at 100%	2006 Heineken share
Subsidiaries:				
Netherlands		**3,909**		4,315
Other Western Europe		**11,575**		12,080
Central and Eastern Europe		**18,749**		20,220
The Americas		**1,797**		1,785
Africa and the Middle East		**9,516**		11,504
Asia Pacific		**893**		1,035
		46,439		50,939
Joint ventures:				
Central and Eastern Europe	**4,983**	**2,488**	5,061	2,526
The Americas	**4,440**	**1,468**	4,323	1,429
Africa and the Middle East	**1,614**	**716**	659	330
Asia Pacific	**5,787**	**2,893**	4,666	2,333
Joint ventures employees pro rata		**7,565**		6,618
		54,004		57,557

note 11 Amortisation, depreciation and impairments

		2007		2006	
Property, plant & equipment	note 14	**712**		739	
Intangible assets	note 15	**52**		47	
			764		786

note 12 Net finance expenses

		2007		2006
Recognised in the income statement				
Interest income on unimpaired held-to-maturity investments	6		10	
Interest income on impaired held-to-maturity investments	–		1	
Interest income on available-for-sale investments	1		1	
Interest income on cash and cash equivalents	60		40	
Interest income		67		52
Interest expenses		–168		–185
Dividend income on available-for-sale investments	16		13	
Net gain on disposal of investments held for trading	–		1	
Net change in fair value of derivatives	–4		10	
Net foreign exchange loss	–37		–11	
Unwinding discount on provisions	–1		–2	
Other net finance (expenses)/income		–26		11
Net finance expenses		–127		–122

		2007		2006
Recognised directly in equity				
Foreign currency translation differences for foreign operations	**–100**		–84	
Effective portion of changes in fair value of cash flow hedges	**51**		50	
Net change in fair value of cash flow hedges transferred to the income statement	**–36**		–	
Net change in fair value of available-for-sale investments	**2**		48	
		–83		14
Recognised in:				
Fair value reserve	**2**		48	
Hedging reserve	**15**		50	
Translation reserve	**–100**		–84	
		–83		14

note 13 Income tax expenses

	2007	2007	2006	2006
Recognised in the income statement				
Current tax expense				
Current year	**408**		439	
Over provided in prior years	**– 30**		– 26	
		378		413
Deferred tax expense				
Change in previously unrecognised temporary differences	**– 1**		– 55	
Origination and reversal of temporary differences	**37**		– 6	
Changes in tax rate	**4**		10	
(Benefit)/charge of tax losses recognised	**– 7**		3	
Under provided in prior years	**18**		–	
		51		– 48
		429		365

	2007	2007	2006	2006
Reconciliation of effective tax rate				
Profit before income tax	**1,401**		1,710	
Net gain on sale of subsidiaries, joint ventures and associates	**– 3**		– 18	
Income from associates	**– 25**		– 27	
Dividend income	**– 16**		– 13	
Taxable profit		**1,357**		1,652

	%	2007	%	2006
Income tax using the Company's domestic tax rate	**25.5**	**346**	29.6	489
Effect of tax rates in foreign jurisdictions	**1.3**	**18**	−3.0	−50
Effect of non-deductible expenses	**6.6**	**89**	2.4	40
Effect of tax incentives and exempt income	**−2.7**	**−36**	−3.2	−53
Change in previously unrecognised temporary differences	**−0.1**	**−2**	−3.3	−55
Effect of recognition of previously unrecognised tax losses	**−0.1**	**−2**	−0.3	−4
Current year losses for which no deferred tax asset is recognised	**1.1**	**15**	0.4	7
Effect of changes in tax rate	**0.3**	**4**	0.6	10
Under/(over) provided in prior years	**−0.9**	**−12**	−1.6	−26
Other reconciling items	**0.7**	**9**	0.4	7
	31.7	**429**	22.0	365

In 2007 the tax effect related to the fine of the European Commission of €219 million has been included in non-deductible expenses.
In 2006 within various countries it was agreed with the tax authorities to fiscally amortise goodwill. This benefit was capitalised in 2006 and explains the decrease in change in previously unrecognised temporary differences.

		2007	2006
Deferred tax recognised directly in equity			
Relating to changes in fair value recognised directly in equity	note 18	**−5**	−14

note 14 Property, plant and equipment

Cost		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2006		2,725	5,093	2,985	271	11,074
Changes in consolidation		88	–125	53	2	18
Purchases		40	125	311	368	844
Transfer of completed projects under construction		27	104	90	–221	–
Transfer to assets classified as held for sale		–70	–	–6	–	–76
Disposals		–150	–214	–198	–	–562
Effect of movements in exchange rates		–39	–76	–30	–7	–152
Balance as at 31 December 2006		2,621	4,907	3,205	413	11,146
Balance as at 1 January 2007		2,621	4,907	3,205	413	11,146
Changes in consolidation	note 6	41	29	14	2	86
Purchases		56	186	344	537	1,123
Transfer of completed projects under construction		109	241	72	–422	–
Transfer to/from assets classified as held for sale		12	–3	–1	–	8
Disposals		–32	–156	–347	1	–534
Effect of movements in exchange rates		–27	–58	–25	–9	–119
Balance as at 31 December 2007		2,780	5,146	3,262	522	11,710

Depreciation and impairment losses		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2006		–1,339	–2,724	–1,944	–	–6,007
Changes in consolidation		11	8	–9	–	10
Depreciation charge for the year	note 11	–75	–251	–380	–	–706
Impairment losses	note 11	–10	–24	–3	–	–37
Reversal impairment losses	note 11	–	2	2	–	4
Transfer to assets classified as held for sale		35	–	–	–	35
Disposals		115	163	169	–	447
Effect of movements in exchange rates		14	23	15	–	52
Balance as at 31 December 2006		–1,249	–2,803	–2,150	–	–6,202
Balance as at 1 January 2007		–1,249	–2,803	–2,150	–	–6,202
Changes in consolidation	note 6	7	21	1	–	29
Depreciation charge for the year	note 11	–74	–252	–368	–	–694
Impairment losses	note 11	–8	–23	–12	–	–43
Reversal impairment losses	note 11	3	13	9	–	25
Transfer to/from assets classified as held for sale		–4	2	–	–	–2
Disposals		15	142	320	–	477
Effect of movements in exchange rates		13	26	23	–	62
Balance as at 31 December 2007		–1,297	–2,874	–2,177	–	–6,348
Carrying amount						
As at 1 January 2006		1,386	2,369	1,041	271	5,067
As at 31 December 2006		1,372	2,104	1,055	413	4,944
As at 1 January 2007		1,372	2,104	1,055	413	4,944
As at 31 December 2007		1,483	2,272	1,085	522	5,362

Impairment losses

In 2007 a total impairment loss of €43 million was charged to the income statement. These impairment losses related to various entities of which a total of €20 million related to impairments of the Karlsberg Brewery in Germany held by Heineken's joint venture, Brau Holding International, in Germany.

Security

Property, plant and equipment totalling €68 million (2006: €131 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant and equipment under construction

Property, plant and equipment under construction mainly relates to expansion of the brewing capacity in the Netherlands, Spain, Russia, Poland and Congo.

note 15 Intangible assets

		Goodwill	Brands	Scftware, research and development and other	Total
Cost					
Balance as at 1 January 2006		2,152	232	137	2,521
Changes in consolidation		67	11	2	80
Purchases/internally developed		–	11	22	33
Disposals		–	–	– 1	– 1
Effect of movements in exchange rates		7	– 1	– 2	4
Balance as at 31 December 2006		2,226	253	158	2,637
Balance as at 1 January 2007		2,226	253	158	2,637
Changes in consolidation	note 6	153	4	2	159
Purchases/internally developed		–	–	22	22
Disposals		–	–	– 1	– 1
Effect of movements in exchange rates		– 38	– 2	–	– 40
Balance as at 31 December 2007		2,341	255	181	2,777
Amortisation and impairment losses					
Balance as at 1 January 2006		– 14	– 20	– 107	– 141
Amortisation charge for the year	note 11	–	– 11	– 17	– 28
Impairment losses	note 11	– 17	– 1	– 1	– 19
Balance as at 31 December 2006		– 31	– 32	– 125	– 188
Balance as at 1 January 2007		– 31	– 32	– 125	– 188
Amortisation charge for the year	note 11	–	– 11	– 20	– 31
Impairment losses	note 11	– 18	– 3	–	– 21
Disposals		–	–	1	1
Effect of movements in exchange rates		–	2	1	3
Balance as at 31 December 2007		– 49	– 44	– 143	– 236
Carrying amount					
As at 1 January 2006		2,138	212	30	2,380
As at 31 December 2006		2,195	221	33	2,449
As at 1 January 2007		2,195	221	33	2,449
As at 31 December 2007		2,292	211	38	2,541

		2007		2006
Impairment tests for cash-generating units containing goodwill				
The aggregate carrying amounts of goodwill allocated to each cash-generating unit are as follows:				
Brau Union	1,250		1,116	
Russia	434		451	
Compania Cervecerias Unidas (CCU)	328		339	
		2,012		1,906
Various other entities		280		289
		2,292		2,195

Goodwill has been tested for impairment as at 31 December 2007. The recoverable amounts exceed the carrying amount of the cash-generating units including goodwill, except for cash-generating units (various other entities) where an impairment loss of €18 million was charged to the income statement. This mainly relates to impairments of goodwill on the Karlsberg Brewery in Germany for a total amount of €13 million.

The recoverable amounts of the cash-generating units are based on value in use calculations. Value in use was determined by discounting the future post-tax cash flows generated from the continuing use of the unit using a post-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.
- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.
- Cash flows after the first ten-year period were extrapolated using expected annual long-term inflation, based on external sources, in order to calculate the terminal recoverable amount.
- A per cash-generating unit specific post-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units. The WACC's used are presented in the table below, accompanied by the expected volume growth rates and the expected long-term inflation:

in %	*Brau Union*	*Russia*	*CCU*	*Other*
Post-tax WACC	8.7	13.1	9.4	6.4 - 17.4
Expected annual long-term inflation	2.9	6.8	3.4	1.3 - 8.7
Expected volume growth rates 2011 - 2017	1.0	2.8	3.1	−0.3 - 4.4

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

note 16 Investments in associates

Heineken has the following investments in associates, direct or indirect through subsidiaries or joint ventures:

	Country	Ownership (%)	
		2007	2006
Cervecerias Costa Rica S.A.	Costa Rica	**25.0**	25.0
Brasserie Nationale d'Haïti	Haiti	**23.3**	23.3
Guinness Ghana Breweries Ltd.	Ghana	**20.0**	20.0
Sierra Leone Brewery	Sierra Leone	**42.5**	42.5
Guinness Anchor Berhad [1,2]	Malaysia	**10.7**	10.7
Thai Asia Pacific Brewery Co. Ltd. [1,2]	Thailand	**14.7**	14.7
Jiangsu DaFuHao Breweries Co. Ltd. [1,2]	China	**22.5**	22.5

Heineken's share in the profit of associates for the year ended 31 December 2007 was €25 million (2006: €27 million).

Guinness Anchor Berhad is listed on the Malaysian stock exchange. Fair value as at 31 December 2007 amounted to €37 million (2006: €42 million).

Heineken is considered to have significant influence in Guinness Anchor Berhad and Thai Asia Pacific Brewery Co. Ltd. indirectly via Heineken's interest in Asia Pacific Investment Pte. Ltd.

[1] Indirect through joint ventures.

[2] The reporting date of the financial statements of these associates is 30 September.

note 17 Other investments

			2007		2006
Non-current other investments					
Held-to-maturity investments	note 30	**218**		404	
Available-for-sale investments	note 30	**234**		202	
			452		606
Current other investments					
Investments held for trading	note 30	**15**		12	
Financial assets held for trading			**15**		12
Derivatives used for hedging	note 30		**90**		47
			105		59

Included in held-to-maturity investments are loans to customers with a carrying amount of €145 million as at 31 December 2007 (2006: €180 million). Effective interest rates range from 3 to 10%. €139 million (2006: €168 million) matures between 1 and 5 years and €6 million (2006: €12 million) after 5 years.

In 2006, deferred payments in relation to the sale of a brewery site in Seville, Spain, amounting to €147 million were included in held-to-maturity investments and is included in trade and other receivables as at 31 December 2007.

Within available-for-sale investments, debt securities (which are interest-bearing) with a carrying amount of €26 million (2006: €24 million) are included.

Sensitivity analysis – equity price risk

An amount of €76 million as at 31 December 2007 (2006: €84 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. A 1% increase in the share price on the reporting date would have increased equity by €1 million (2006: €1 million); an equal change in the opposite direction would have decreased equity by €1 million (2006: €1 million).

note 18 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities	Assets **2007**	2006	Liabilities **2007**	2006	Net **2007**	2006
Deferred tax assets and liabilities are attributable to the following items:						
Property, plant & equipment	**21**	21	**–388**	–387	**–367**	–366
Intangible assets	**65**	79	**–45**	–41	**20**	38
Investments	**3**	9	**–2**	–2	**1**	7
Inventories	**15**	12	**–**	–2	**15**	10
Loans and borrowings	**1**	–3	**–**	–	**1**	–3
Employee benefits	**113**	134	**–**	1	**113**	135
Provisions	**52**	73	**–**	5	**52**	78
Other items	**98**	72	**–92**	–58	**6**	14
Tax losses carry-forwards	**17**	13	**–**	–2	**17**	11
Tax assets/(liabilities)	**385**	410	**–527**	–486	**–142**	–76
Set-off of tax	**–49**	–15	**49**	15	**–**	–
Net tax assets/(liabilities)	**336**	395	**–478**	–471	**–142**	–76

		2007		2006
Tax losses carry-forwards				
Heineken has losses carry-forwards for an amount of €193 million (2006: €119 million) as per 31 december 2007 which expire in the following years:				
2007	–		23	
2008	**18**		24	
2009	**12**		13	
2010	**8**		7	
2011	**3**		3	
2012	**2**		–	
After 2012 respectively 2011 but not unlimited	**65**		36	
Unlimited	**85**		13	
		193		119
Recognised as deferred tax assets gross		**–71**		–42
Unrecognised gross		**122**		77
Unrecognised net		**33**		21

The tax losses expire in different years. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which Heineken can utilise the benefits thereof. The increase of €45 million in unrecognised gross tax losses mainly relates to impairments taken for which it is uncertain that they will be recovered by future profits.

Movement in temporary differences during the year 2006	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	−360	−3	9	−13	1	−366
Intangible assets	−15	6	–	47	–	38
Investments	14	–	–	−6	−1	7
Inventories	9	–	−1	2	–	10
Loans and borrowings	3	−6	–	–	–	−3
Employee benefits	139	–	−1	−3	–	135
Provisions	60	–	–	19	−1	78
Other items	24	−7	1	9	−13	14
Tax losses carry-forwards	19	–	−1	−7	–	11
	−107	−10	7	48	−14	−76

Movement in temporary differences during the year 2007	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	−366	−4	7	−4	–	−367
Intangible assets	38	−9	–	−9	–	20
Investments	7	–	–	−6	–	1
Inventories	10	1	–	4	–	15
Loans and borrowings	−3	1	3	–	–	1
Employee benefits	135	−1	–	−21	–	113
Provisions	78	−5	–	−21	–	52
Other items	14	–	−3	–	−5	6
Tax losses carry-forwards	11	–	–	6	–	17
	−76	−17	7	−51	−5	−142

note 19 Inventories

		2007		2006
Raw materials	168		131	
Work in progress	92		86	
Finished products	188		226	
Goods for resale	221		162	
Non-returnable packaging	108		85	
Other inventories	230		203	
		1,007		893
Inventories measured at net realisable value		101		97

In 2007 the write-down of inventories to net realisable value amounted to €12 million (2006: €8 million). The write-downs are included in expenses for raw materials, consumables and services.

note 20 Trade and other receivables

			2007		2006
Trade receivables due from associates and joint ventures		9		22	
Trade receivables		1,416		1,388	
Other receivables including current part loans to customers		448		369	
	note 30		1,873		1,779

Included in other receivables including current part loans to customers, is a deferred payment in relation to the sale of a brewery site in 2006 in Seville, Spain, amounting to €153 million.
With respect to this deferred payment, Heineken España received bank guarantees from several banks to cover this deferred payment by the buyer, due in March 2008.
A net impairment loss of €19 million (2006: €3 million) in respect of trade receivables was included in expenses for raw materials, consumables and services.

note 21 Cash and cash equivalents

			2007		2006
Bank balances		326		894	
Call deposits		389		480	
Cash and cash equivalents	note 30		715		1,374
Bank overdrafts	note 24		– 282		– 747
			433		627

Heineken set up notional cash pools in 2006. The structure facilitates interest and balance compensation of cash and bank overdrafts. This notional pooling did not meet the strict set-off rules under IFRS in 2006, and as a result, the cash and bank overdraft balances have been reported 'gross' on the balance sheet. On a 'netted' pro forma basis cash and cash equivalents and overdraft balances would have been €401 million lower, resulting in €973 million cash and cash equivalents and €346 million bank overdraft balances as at 31 December 2006. In 2007 the set-off rules under IFRS have been met.

note 22 Equity

		Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity [1]	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2006		392	74	–10	24	197	1,308	1,985	1,984	545	4,514
Net recognised income and expense		–	–26	24	24	–3	–2	17	18	–31	4
Profit		–	–	–	–	55	551	606	605	134	1,345
Transfer to retained earnings		–	–	–	–	–18	18	–	–	–	–
Dividends to shareholders		–	–	–	–	–	–98	–98	–98	–101	–297
Purchase minority shares		–	–	–	–	–	–	–	–	–30	–30
Purchase own shares by Heineken N.V.		–	–	–	–	–	–5	–5	–9	–	–14
Share-based payments by Heineken N.V.	note 27	–	–	–	–	–	2	2	2	–	4
Changes in consolidation		–	–	–	–	–	–	–	–	–6	–6
Balance as at 31 December 2006		392	48	14	48	231	1,774	2,507	2,502	511	5,520
Balance as at 1 January 2007		392	48	14	48	231	1,774	2,507	2,502	511	5,520
Net recognised income and expense		–	–44	8	1	9	–10	–36	–35	–12	–83
Profit		–	–	–	–	44	360	404	403	165	972
Transfer to retained earnings		–	–	–	–	2	–2	–	–	–	–
Dividends to shareholders		–	–	–	–	–	–167	–167	–166	–117	–450
Purchase minority shares		–	–	–	–	–	–	–	–	–13	–13
Purchase own shares by Heineken N.V.		–	–	–	–	–	–5	–5	–10	–	–15
Share-based payments by Heineken N.V.	note 27	–	–	–	–	–	4	4	3	–	7
Changes in consolidation		–	–	–	–	–	–	–	–	8	8
Balance as at 31 December 2007		392	4	22	49	286	1,954	2,707	2,697	542	5,946

[1] Equity attributable to equity holders of Heineken Holding N.V.

Share capital	Priority shares		Ordinary shares	
in thousands of euros	**2007**	2006	**2007**	2006
On issue as at 1 January	**1**	1	**392,019**	392,019
Issued for cash	**–**	–	**–**	–
On issue as at 31 December	**1**	1	**392,019**	392,019

As at 31 December 2007, the issued share capital comprised 245,011,848 ordinary shares (2006: 245,011,848) with a par value of €1.60 and 250 priority shares (2006: 250) with a par value of €2. All issued shares are fully paid. The Company's authorised capital amounts to €1,500,000,500, comprising of 937,500,000 ordinary shares and 250 priority shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the other information on page 101.

Translation reserve
The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to minority interests).

Hedging reserve
This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. Heineken considers this a legal reserve.

Fair value reserve
This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised or impaired. Heineken considers this a legal reserve.

Other legal reserves
These reserves relate to the share of profit of joint ventures and associates over the distribution of which Heineken does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received.

In case of a legal or other restriction which causes that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Purchase own shares by Heineken N.V.
As at 31 December 2007, Heineken N.V. held 800,000 (2006: 410,000) own shares, resulting in an increased interest in shareholding by Heineken Holding N.V. The related dilution effect has been recognised directly in equity.

Dividends

The following dividends were declared and paid by Heineken Holding N.V.:

		2007		2006
Final dividend previous year €0.44, respectively €0.24 per ordinary share	108		59	
Interim dividend current year €0.24, respectively €0.16 per ordinary share	59		39	
Total dividend declared and paid		167		98

In 2007, Heineken N.V. renewed its dividend policy by reinforcing the relationship between dividend payments and the annual development of net profit before exceptional items and amortisation of brands. Heineken's dividend policy targets a pay-out of 30 to 35% of net profit before exceptional items and amortisation of brands. Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares.
After the balance sheet date the Board of Directors announced the following dividends. The dividends, taken into account the interim dividends declared and paid, have not been provided for.

	2007	2006
€0.70 per qualifying ordinary share (2006: €0.60)	172	147

Prior year adjustments in 2006

In 2006, BHI recognised IFRS transitional adjustments, which should have been reflected in the 2004 Heineken IFRS opening balance sheet. The prior year estimation error, with a negative impact of €10 million, is not considered material and was recognised in equity in 2006.

note 23 Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2007 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €404 million (2006: €606 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2007 of 245,011,848 (2006: 245,011,848). Basic earnings per share for the year amounts to €1.65 (2006: €2.47). There are no dilution effects.

note 24 Loans and borrowings

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 30.

		2007		2006
Non-current liabilities				
Secured bank loans	**38**		70	
Unsecured bank loans	**304**		642	
Unsecured bond issues	**1,143**		1,341	
Finance lease liabilities	**16**		6	
Non-current interest-bearing liabilities		**1,501**		2,059
Non-current non-interest-bearing liabilities		**20**		32
		1,521		2,091
Current interest-bearing liabilities				
Current portion of secured bank loans	**39**		22	
Current portion of unsecured bank loans	**291**		159	
Current portion of unsecured bond issues	**216**		2	
Current portion of finance lease liabilities	**2**		1	
Total current portion of non-current interest-bearing liabilities		**548**		184
Deposits from third parties		**323**		293
Other current interest-bearing liabilities		**2**		17
Bank overdrafts		**282**		747
		1,155		1,241

		2007		2006
Net interest-bearing debt position				
Non-current interest-bearing liabilities	**1,501**		2,059	
Current portion of non-current interest-bearing liabilities	**548**		184	
Deposits from third parties and other current interest-bearing liabilities	**325**		310	
		2,374		2,553
Bank overdrafts		**282**		747
		2,656		3,300
Cash, cash equivalents and investments held for trading		**–730**		–1,386
		1,926		1,914

Terms and debt repayment schedule	Currency	Nominal interest rate (%)	Repayment	Face value **2007**	Carrying amount **2007**	Face value 2006	Carrying amount 2006
Terms and conditions of outstanding loans were as follows:							
Secured bank loans	EUR	various	various	**45**	**45**	52	52
Secured bank loans	USD	1.2-6.6	2008-2011	**9**	**9**	15	15
Secured bank loans	various	various	various	**23**	**23**	25	25
Unsecured bank loans	EUR	various	various	**327**	**327**	456	456
Unsecured bank loans	PLN	4.2-4.5	2008	**6**	**6**	26	26
Unsecured bank loans	CLP	5.5-8.0	2009-2012	**101**	**101**	86	86
Unsecured bank loans	EGP	8.9-11.6	2009-2010	**56**	**56**	85	85
Unsecured bank loans	various	various	various	**105**	**105**	148	148
Unsecured bond issues	EUR	4.4	2010	**500**	**499**	500	499
Unsecured bond issues	EUR	5.0	2013	**600**	**597**	600	597
Unsecured bond issues	EUR	5.5	2008	**200**	**200**	200	200
Unsecured bond issues	CLP	7.6-8.0	2024-2025	**41**	**41**	48	47
Unsecured bond issues	various	various	various	**22**	**22**	–	–
Deposits from third parties and other current interest-bearing liabilities	various	various	various	**325**	**325**	310	310
Finance lease liabilities	various	various	various	**18**	**18**	7	7
				2,378	**2,374**	2,558	2,553

Committed facilities: the Heineken N.V. €2 billion Revolving Credit Facility 2005-2012 was not utilised per 31 December 2007 (31 December 2006: not utilised).

note 25 Finance lease liabilities

Finance lease liabilities are payable as follows:	Future minimum lease payments **2007**	Interest **2007**	Present value of minimum lease payments **2007**	Future minimum lease payments 2006	Interest 2006	Present value of minimum lease payments 2006
Less than one year	**2**	**–**	**2**	2	–	2
Between one and five years	**6**	**1**	**5**	4	–	4
More than five years	**12**	**1**	**11**	1	–	1
	20	**2**	**18**	7	–	7

note 26 Employee benefits

		2007		2006
Present value of unfunded obligations	**345**		309	
Present value of funded obligations	**2,571**		2,734	
Total present value of obligations		**2,916**		3,043
Fair value of plan assets		**–2,535**		–2,397
Present value of net obligations		**381**		646
Actuarial gains (losses) not recognised		**171**		–78
Recognised liability for defined benefit obligations		**552**		568
Other long-term employee benefits		**94**		97
		646		665
Plan assets comprise:				
Equity securities	**1,050**		968	
Government bonds	**959**		955	
Properties and real estate	**220**		199	
Other plan assets	**306**		275	
		2,535		2,397

Liability for defined benefit obligations

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

		2007		2006	
Movements in the present value of the defined benefit obligations					
Defined benefit obligations as at 1 January		**3,043**		3,121	
Changes in consolidation and reclassification	note 6	**–1**		–1	
Effect of movements in exchange rates		**–4**		–2	
Benefits paid		**–98**		–97	
Current service costs and interest on obligation (see below)		**206**		209	
Past service costs		**1**		2	
Effect of any curtailment or settlement		**4**		6	
Actuarial gains		**–235**		–195	
Defined benefit obligations as at 31 December			**2,916**		3,043
Movements in the present value of plan assets					
Fair value of plan assets as at 1 January		**2,397**		2,268	
Effect of movements in exchange rates		**–3**		–3	
Contributions paid into the plan		**91**		99	
Benefits paid		**–98**		–97	
Expected return on plan assets		**129**		118	
Actuarial gains		**19**		12	
Fair value of plan assets as at 31 December			**2,535**		2,397
Actual return on plan assets			**148**		138
Expense recognised in the income statement					
Current service costs		**72**		84	
Interest on obligation		**134**		125	
Expected return on plan assets		**–129**		–118	
Actuarial gains and losses recognised		**2**		1	
Past service costs		**1**		2	
Effect of any curtailment or settlement		**4**		6	
	note 10		**84**		100

Principal actuarial assumptions as at the balance sheet date	Western, Central and Eastern Europe		The Americas		Africa and the Middle East		Asia Pacific	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Discount rate as at 31 December	**3.5-5.7**	2.5-6.0	**5.5-6.5**	5.5-6.5	**4.6-15**	4.5-15	**3.5-9.5**	3.5-13
Expected return on plan assets as at 1 January	**1.5-6.6**	3.5-6.6	**6.5**	6.5	**4.6**	6.5	**3.5-8.0**	3.5-11
Future salary increases	**2.0-9.0**	1.5-8.0	**0.5-5.5**	0.5-5.0	**3.0-14**	3.0-14	**3.0-6.5**	3.0-8.0
Future pension increases	**1.0-2.5**	1.0-2.5	**3.5**	3.5	**2.0**	2.0	**6.5**	8.0
Medical cost trend rate	**1.5**	1.5	**5.0**	5.0	**–**	–	**–**	–

Assumptions regarding future mortality rates are based on published statistics and mortality tables.
The overall expected long-term rate of return on assets is 5.3% (2006: 5.9%).
Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on the aggregate service and interest costs	9	– 9
Effect on defined benefit obligation	142	– 142

The Group expects the 2008 contributions to be paid for the defined benefit plans to be in line with 2007 and 2006, excluding the impact of acquisitions.

Historical information	**2007**	2006	2005
Present value of the defined benefit obligation	**2,916**	3,043	3,121
Fair value of plan assets	**– 2,535**	– 2,397	– 2,268
Deficit in the plan	**381**	646	853
Experience adjustments arising on plan liabilities	**– 4**	– 159	
Experience adjustments arising on plan assets	**16**	9	

note 27 Share-based payments – Long-Term Incentive Plan

On 1 January 2005 Heineken N.V. established a performance-based share plan (Long-Term Incentive Plan; LTIP) for the Executive Board of Heineken N.V. On 1 January 2006 a similar LTIP was established for senior management.

The Long-Term Incentive Plan for the Executive Board includes Heineken N.V. share rights, which are conditionally awarded to the Executive Board each year and are subject to Heineken's Relative Total

Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group. The LTIP share rights conditionally awarded to senior management each year is for 25% subject to Heineken's RTSR performance and for 75% subject to internal performance conditions.

At target performance, 100% of the shares will vest. At maximum performance 150% of the shares will vest.

The performance period for share rights granted in 2005 was from 1 January 2005 to 31 December 2007. The performance period for share rights granted in 2006 is from 1 January 2006 to 31 December 2008. The performance period for share rights granted in 2007 is from 1 January 2007 to 31 December 2009. The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and twenty business days, after the publication of the annual results of 2007, 2008 and 2009 respectively.

As Heineken N.V. will fulfil the tax payment obligations related to vesting on behalf of the individual employees, the amount of Heineken N.V. shares to be received by the Executive Board and senior management will be a net amount.

The terms and conditions of the Heineken N.V. share rights granted are as follows:

Grant date/employees entitled	Number	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2005	43,724	24.53	Continued service and RTSR performance	3 years
Share rights granted to Executive Board in 2006	40,049	26.78	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2006	352,098	26.78	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2007	32,265	36.03	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2007	281,400	36.03	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
	749,536			

The number of shares in the table above is based on target performance.
Based on the expectations in relation to RTSR performance and internal performance additional shares will be expected to be vested, amounting to 121,018 shares. The expenses relating to these expected additional grants are recognised in profit and loss during the vesting period.

The number and weighted average share price per share is as follows:	Weighted average share price **2007**	Number of share rights **2007**	Weighted average share price 2006	Number of share rights 2006
Outstanding as at 1 January	**26.55**	**435,871**	24.53	43,724
Granted during the year	**36.03**	**313,665**	26.78	392,147
Forfeited during the period	**–**	**– 52,920**	–	–
Outstanding as at 31 December	**30.10**	**696,616**	26.55	435,871

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model, with following inputs:

In euros	Executive Board		Senior management	
	2007	2006	**2007**	2006
Fair value on grant date	**486,879**	424,519	**9,524,037**	8,814,436
Expected volatility (%)	**20.1**	22.4	**20.1**	22.4
Expected dividends (%)	**1.2**	1.5	**1.2**	1.5

		2007	2006
Personnel expenses			
Share rights granted in 2006		**3**	4
Share rights granted in 2007		**4**	–
Total expense recognised as personnel expenses	note 10	**7**	4

note 28 Provisions

		Restructuring	Other	Total
Balance as at 1 January 2007		252	112	364
Changes in consolidation	note 6	–	1	1
Provisions made during the year		49	66	115
Provisions used during the year		–108	–6	–114
Provisions reversed during the year		–23	–16	–39
Effect of movements in exchange rates		–	–1	–1
Unwinding of discounts		1	–	1
Balance as at 31 December 2007		171	156	327
Non-current		61	123	184
Current		110	33	143
		171	156	327

Restructuring

The provision for restructuring of €171 million mainly relates to restructuring programmes in the Netherlands, France, Spain and Italy. During the year, €46 million (2006: €102 million) restructuring expenses relating to Fit2Fight have been recognised.

Other provisions

Included are, amongst others, provisions formed for onerous contracts (€22 million), surety provided (€26 million), litigations and claims (€55 million) and environmental provisions (€17 million).

note 29 Trade and other payables

		2007	2006
Trade payables due to associates and joint ventures		**6**	9
Other trade payables		**1,164**	1,030
Returnable packaging deposits		**382**	340
Taxation and social security contributions		**296**	301
Dividend		**36**	29
Interest		**38**	34
Derivatives used for hedging		**22**	10
Other payables		**174**	140
Accruals and deferred income		**688**	603
	note 30	**2,806**	2,496

note 30 Financial risk management and financial instruments

Overview

Heineken has exposure to the following risks from its use of financial instruments, as they arise in the normal course of Heineken's business:

- Credit risk
- Liquidity risk
- Market risk

This note presents information about Heineken's exposure to each of the above risks, Heineken's objectives, policies and processes for measuring and managing risk, and Heineken's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Executive Board of Heineken N.V., under the supervision of the Supervisory Board of Heineken N.V., has overall responsibility for Heineken's risk management and control systems. Regional and subsidiary company management are responsible for managing performance, underlying risks and effectiveness of operations, within the Rules set by the Executive Board, supported and supervised by Heineken N.V. Group departments.

Heineken's risk management policies are established to identify and analyse the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. Heineken, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and responsibilities.

The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Heineken N.V. Group departments. Group Internal Audit of Heineken N.V. provides independent assurance on the entire risk management and internal control system. The Assurance Meetings at subsidiary companies and regional level, oversee the adequacy and operating effectiveness of the risk management and internal control system. Regional management and Group Internal Audit of Heineken N.V. participate in these meetings to ensure effective dialogue and transparency.

The outcome and effectiveness of the risk management and internal control systems have been discussed with the Audit Committee of the Supervisory Board of Heineken N.V.

Credit risk

Credit risk is the risk of financial loss to Heineken if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Heineken's receivables from customers and investment securities.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the balance sheet.

Loans to customers

Heineken's exposure to credit risk is mainly influenced by the individual characteristics of each customer. The demographics of Heineken's customer base, including the default risk of the industry and country in which customers operate, have less of an influence on credit risk. Geographically there is no concentration of credit risk.

Heineken's held-to-maturity investments includes loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, amongst others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by Heineken are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

Heineken establishes an allowance for impairment of loans that represents its estimate of incurred losses. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

In a few countries the issue of new loans is outsourced to third parties. In most cases, Heineken issues sureties (guarantees) to the third party for the risk of default of the customer. Heineken in return receives a fee.

Trade and other receivables

Heineken's local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before Heineken's standard payment and delivery terms and conditions are offered. Heineken's review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. Customers that fail to meet Heineken's benchmark creditworthiness may transact with Heineken only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country base, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Customers that are graded as 'high risk' are placed on a restricted customer list, and future sales are made on a prepayment basis with approval of management.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are done in some countries via own wholesalers, in other markets directly and in some others via third parties. As such distribution models are country-specific and on consolidated level diverse, as such the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

Heineken establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Investments

Heineken limits its exposure to credit risk, except for held-to-maturity investments as disclosed in note 17, by only investing in liquid securities and only with counterparties that have a credit rating of at least single A or equivalent.

Guarantees

Heineken's policy is to avoid issuing guarantees where possible unless this leads to substantial savings for the Group. In cases where Heineken does provide guarantees, such as to banks for loans (by third parties), Heineken aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403 of Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk on the reporting date was:

		2007	2006
Held-to-maturity investments	note 17	**218**	404
Investments held for trading	note 17	**15**	12
Available-for-sale investments	note 17	**234**	202
Interest rate swaps used for hedging: assets	note 17	**–**	4
Forward exchange contracts used for hedging: assets	note 17	**90**	43
Trade and other receivables	note 20	**1,873**	1,779
Cash and cash equivalents	note 21	**715**	1,374
		3,145	3,818

The maximum exposure to credit risk for trade and other receivables on the reporting date by geographic region was:

	2007	2006
Western Europe	**896**	907
Central and Eastern Europe	**548**	478
The Americas	**214**	205
Africa and the Middle East	**126**	90
Asia Pacific	**78**	74
Heineken N.V. Head Office/eliminations	**11**	25
	1,873	1,779

Impairment losses

The aging of trade and other receivables on the reporting date was:

	Gross **2007**	Impairment **2007**	Gross 2006	Impairment 2006
Not past due	**1,363**	**–7**	1,385	–8
Past due 0-30 days	**292**	**–33**	177	–6
Past due 31-120 days	**182**	**–23**	177	–47
More than 120 days	**244**	**–145**	248	–147
	2,081	**–208**	1,987	–208

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

		2007		2006
Balance as at 1 January	**208**		215	
Impairment loss recognised	**49**		39	
Allowance used	**–12**		–10	
Allowance released	**–30**		–36	
Effect of movements in exchange rates	**–7**		–	
Balance as at 31 December		**208**		208

The movement in the allowance for impairment in respect of held-to-maturity investments during the year was as follows:

		2007		2006
Balance as at 1 January	**90**		53	
Changes in consolidation	**–**		2	
Impairment loss recognised	**38**		37	
Allowance used	**–19**		–2	
Balance as at 31 December		**109**		90

Impairment losses recognised for trade and other receivables and held-to-maturity investments are part of the other non-cash items in the consolidated statement of cash flows. The impairment loss of €38 million in respect of held-to-maturity investments and the impairment loss of €49 million in respect of trade receivables were included in expenses for raw materials, consumables and services.

An impairment loss of €38 million in respect of held-to-maturity investments was recognised during the current year, of which €25 million related to loans to customers. Heineken has no collateral in respect of these impaired investments. The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless Heineken is satisfied that no recovery of the amount owing is possible, at that point the amount considered irrecoverable is written off against the financial asset.

Liquidity risk

Liquidity risk is the risk that Heineken will not be able to meet its financial obligations as they fall due. Heineken's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Heineken's reputation.

Strong cash flow generation and sufficient access to capital is ensured to finance long-term growth and to keep pace with the consolidation of the global beer market. Financing strategies are under continuous evaluation. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources. In addition, the Heineken N.V. €2 billion Revolving Credit Facility 2005-2012 was not utilised as at 31 December 2007 (31 December 2006: not utilised).

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

2007	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	77	–80	–6	–9	–11	–52	–2
Unsecured bank loans	595	–609	–185	–117	–79	–220	–8
Unsecured bond issues	1,359	–1,609	–23	–246	–55	–619	–666
Finance lease liabilities	18	–19	–1	–2	–1	–4	–11
Non-interest-bearing liabilities	20	–20	–	–	–12	–7	–1
Deposits from third parties and other current interest-bearing liabilities	325	–327	–324	–3	–	–	–
Bank overdrafts	282	–282	–282	–	–	–	–
Trade and other payables	2,806	–2,823	–2,646	–163	–4	–3	–7
Derivative financial assets and liabilities							
Forward exchange contracts used for hedging accounting:							
Outflow	36	–1,492	–707	–586	–199	–	–
Inflow	–104	1,560	738	613	209	–	–
	5,414	–5,701	–3,436	–513	–152	–905	–695

The total carrying amount of derivatives are included in current other investments (note 17) and trade and other payables (note 29).

2006	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	92	– 96	– 7	– 16	– 18	– 54	– 1
Unsecured bank loans	801	– 827	– 30	– 146	– 287	– 357	– 7
Unsecured bond issues	1,343	– 1,667	– 22	– 43	– 265	– 641	– 696
Finance lease liabilities	7	– 10	–	– 1	– 2	– 3	– 4
Non-interest-bearing liabilities	32	– 34	–	– 5	– 23	– 4	– 2
Deposits from third parties and other current interest-bearing liabilities	310	– 310	– 310	–	–	–	–
Bank overdrafts	747	– 749	– 749	–	–	–	–
Trade and other payables	2,496	– 2,496	– 2,281	– 195	– 3	– 1	– 16
Derivative financial assets and liabilities							
Interest rate swaps used for hedging net	12	– 12	–	–	– 1	– 11	–
Forward exchange contracts used for hedging accounting:							
Outflow	2	– 1,234	– 514	– 451	– 269	–	–
Inflow	– 43	1,268	531	464	273	–	–
	5,799	– 6,167	– 3,382	– 393	– 595	– 1,071	– 726

The total carrying amount of derivatives are included in current other investments (note 17) and trade and other payables (note 29).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect Heineken's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Heineken uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Heineken entities. The main currency that gives rise to this risk is the US Dollar.

In managing foreign currency risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

Heineken hedges up to 90% of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts in respect of forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. Heineken mainly uses forward exchange contracts to hedge its foreign currency risk. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity.

Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long-term in nature.

It is Heineken's policy to provide intra-Heineken financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-Heineken financing is mainly in US Dollars, Russian Rubles and Polish Zloty.

The principal amounts of Heineken's Chilean Peso, Polish Zloty and Egyptian Pound bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of Heineken. This provides an economic hedge and no derivatives are entered into.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of Heineken and the various foreign operations, Heineken ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

Heineken's exposure for the USD was as follows based on notional amounts:

In millions				USD
		2007		2006
Loans and held-to-maturity investments	**74**		25	
Trade and other receivables	**198**		229	
Cash and cash equivalents	**5**		33	
Secured bank loans	**–**		–35	
Bank overdrafts	**–**		–3	
Trade and other payables	**–8**		–16	
Gross balance sheet exposure		**269**		233
Estimated forecast sales next year		**1,051**		1,147
Estimated forecast purchases next year		**–163**		–201
Gross exposure		**1,157**		1,179
Cash flow hedging forward exchange contracts		**–890**		–978
Other hedging forward exchange contracts		**–161**		–178
Net exposure		**106**		23

Included in the USD amounts are intra-Heineken cash flows.
The loans represent intra-Heineken financing.

The following exchange rates applied during the year:

In euros	Average rate		Reporting date mid-spot rate	
	2007	2006	**2007**	2006
USD	**0.7308**	0.7973	**0.6793**	0.7584

Sensitivity analysis

A 10% strengthening of the euro against the US Dollar as at 31 December would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	Equity		Profit or loss	
	2007	2006	**2007**	2006
USD	**41**	50	**–6**	–3

A 10% weakening of the euro against the US Dollar as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

Heineken opts for a well-balanced mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently, Heineken's interest rate position is predominantly fixed rather than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings and have swap rates ranging from 5.0 to 5.5% (2006: from 3.4 to 5.5%).

Interest rate risk – Profile

On the reporting date the interest rate profile of Heineken's interest-bearing financial instruments was as follows:

		2007		2006
Fixed rate instruments				
Financial assets	**63**		32	
Financial liabilities	**–1,779**		–1,797	
Interest rate swaps floating to fixed	**40**		–82	
		–1,676		–1,847
Variable rate instruments				
Financial assets	**810**		1,522	
Financial liabilities	**–878**		–1,503	
Interest rate swaps fixed to floating	**–40**		70	
		–108		89

Fair value sensitivity analysis for fixed rate instruments

During 2007, Heineken did not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates on the reporting date would not affect profit or loss or equity.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

		Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2007				
Variable rate instruments	**–1**	**1**	**–1**	**1**
Interest rate swaps fixed to floating	**–**	**–**	**–**	**–**
Cash flow sensitivity (net)	**–1**	**1**	**–1**	**1**
31 December 2006				
Variable rate instruments	–1	1	–1	1
Interest rate swaps fixed to floating	1	–1	1	–1
Cash flow sensitivity (net)	–	–	–	–

Other market price risk

Management of Heineken monitors the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

The primary goal of Heineken's investment strategy is to maximise investment returns in order to partially meet its unfunded defined benefit obligations; management is assisted by external advisors in this regard.

Commodity risk is the risk that changes in commodity price will affect Heineken's income. The objective of commodity risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. So far, commodity trading by Heineken is limited to the sale of surplus CO_2 emission rights. Heineken does not enter into commodity contracts other than to meet Heineken's expected usage and sale requirements.

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur.

2007	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps used for hedging, net liabilities	–	–	–	–	–	–	–
Forward exchange contracts:							
Assets	– 104	1,560	738	613	209	–	–
Liabilities	36	– 1,492	– 707	– 586	– 199	–	–
	– 68	68	31	27	10	–	–

2006	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps used for hedging, net liabilities	12	– 12	–	–	– 1	– 11	–
Forward exchange contracts:							
Assets	– 43	1,154	531	350	273	–	–
Liabilities	2	– 1,121	– 514	– 338	– 269	–	–
	– 29	21	17	12	3	– 11	–

The periods in which the cash flows associated with derivatives that are cash flow hedges are expected to impact the income statement is on average two months earlier than the occurrence of the cash flows as in above tables.

Capital management

Heineken Holding N.V.'s capital management is strongly related to Heineken N.V.'s capital management because every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. This enables Heineken N.V. to pursue its long-term policy in the interest of the Heineken N.V. shareholders.

There were no major changes in Heineken Holding N.V.'s approach to capital management during the year. The policy of the Board of Directors of Heineken Holding N.V. is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of business and acquisitions of Heineken N.V. Capital is defined as equity attributable to equity holders of Heineken Holding N.V. (total equity minus minority interests).

Heineken Holding N.V. is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares. The dividend policy of Heineken N.V. is explained in note 22.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	Carrying amount **2007**	Fair value **2007**	Carrying amount 2006	Fair value 2006
Held-to-maturity investments	**218**	**218**	404	404
Available-for-sale investments	**234**	**234**	202	202
Advances to customers	**219**	**219**	180	180
Investments held for trading	**15**	**15**	12	12
Loans and receivables	**1,873**	**1,879**	1,779	1,781
Cash and cash equivalents	**715**	**716**	1,374	1,374
Interest rate swaps used for hedging:				
Assets	**–**	**–**	4	4
Liabilities	**–**	**–**	–16	–16
Forward exchange contracts used for hedging:				
Assets	**90**	**90**	43	43
Liabilities	**–36**	**–36**	–2	–2
Bank loans	**–672**	**–675**	–893	–877
Unsecured bond loans	**–1,359**	**–1,364**	–1,343	–1,374
Finance lease liabilities	**–18**	**–18**	–7	–7
Non-current non-interest-bearing liabilities	**–20**	**–20**	–32	–32
Deposits from third parties and other current liabilities	**–325**	**–325**	–310	–310
Trade and other payables excluding dividend, interest and derivatives	**–2,710**	**–2,713**	–2,423	–2,401
Bank overdrafts	**–282**	**–282**	–747	–747
	–2,058	**–2,062**	–1,775	–1,766

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

note 31 Off-balance sheet commitments

	Total	Less than 1 year	1-5 years	More than 5 years	Total 2006
Guarantees to banks for loans (by third parties)	387	188	182	17	398
Other guarantees	138	27	94	17	116
Guarantees	525	215	276	34	514
Lease & operational lease commitments	281	48	127	106	242
Property, plant & equipment ordered	64	64	–	–	127
Raw materials purchase contracts	621	71	8	542	610
Other off-balance sheet obligations	460	186	175	99	267
Off-balance sheet obligations	1,426	369	310	747	1,246
Committed bank facilities	2,120	77	2,043	–	2,411

Heineken leases buildings, cars and equipment.

During the year ended 31 December 2007 €147 million (2006: €133 million) was recognised as an expense in the income statement in respect of operating leases and rent.

Other off-balance sheet obligations mainly include rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which commitment fee is paid as compensation for the bank's requirement to reserve capital. The bank is obliged to provide the facility under the terms and conditions of the agreement.

Of the total guarantees, off-balance sheet obligations and committed bank facilities an amount of €288 million is related to joint ventures.

note 32 Contingencies

Netherlands

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the EU competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission has imposed a fine on Heineken of €219 million.

All cartel decisions by the European Commission may be appealed against before the European Court of First Instance and then before the Court of Justice of the European Communities in Luxembourg. These two courts are empowered to annul decisions in whole or in part and to reduce or increase fines, where this is deemed appropriate.

On 4 July 2007, Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This imposed fine is treated as an expense in the 2007 annual report.

The European Commission filed its defense on 22 November 2007. Heineken will file its statement of reply in March 2008. After the European Commission will have filed its reply by rejoinder, Heineken is entitled to request for oral pleadings before the Court. A final decision by the European Court is expected thereafter.

USA

Heineken USA, Heineken N.V. and in certain cases Heineken Holding N.V. and other Heineken companies were named as defendants in purported 'class action' lawsuits filed in nine states. The lawsuits claim that Heineken companies, along with other producers and distributors of alcoholic beverages, had unlawfully advertised and marketed its products to underage people. Heineken has been defending vigorously against these accusations, as Heineken companies advertise and market their products lawfully to people of legal drinking age. In November 2007, Heineken reached agreement with the plaintiffs of the lawsuits to finally end all of plaintiffs' underage drinking cases.

note 33 Related parties

Identity of related parties

Heineken Holding N.V. has a related party relationship with its Board of Directors, the Executive Board and Supervisory Board of Heineken N.V., L' Arche Green N.V., associates (refer note 16 and 33) and joint ventures (refer note 33 and 35).

	2007	2006
Remuneration Board of Directors		
In thousands of euros		
M. Das	**63**	63
C.L. de Carvalho-Heineken	**50**	48
D.P. Hoyer	**50**	43
K. Vuursteen	**50**	43
	213	207

As at 31 December 2007, the Board of Directors represented 144,112,051 shares in the Company (2006: 144,112,051 shares).

Executive Board remuneration *In thousands of euros*	Fixed salary **2007**	2006	Short-Term Incentive Plan **2007**	2006	Long-Term Incentive Plan **2007**	2006	Other deferred benefits **2007**	2006	Pension plan **2007**	2006*	Total **2007**	2006
J.F.M.L. van Boxmeer	**750**	680	**1,125**	592	**207**	93	**–**	–	**395**	192	**2,477**	1,557
D.R. Hooft Graafland	**550**	525	**619**	455	**143**	86	**–**	–	**311**	238	**1,623**	1,304
M.J. Bolland [1]	**–**	306	**–**	189	**–**	50	**–**	2,550	**–**	82	**–**	3,177
	1,300	1,511	**1,744**	1,236	**350**	229	**–**	2,550	**706**	512	**4,100**	6,038

[1] Stepped down from the Executive Board on 1 August 2006. Mr Bolland was compensated with an amount of €2,550,000.
* Comparatives have been adjusted to include pension entitlements related to the Short-Term Incentive Plan.

Executive Board remuneration

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic profit growth target and specific year targets as set by the Supervisory Board. For the Long-Term Incentive Plan we refer to note 27.

As at 31 December 2007 and as at 31 December 2006, the members of the Executive Board did not hold any of the Heineken N.V. shares, bonds or option rights, other than under the Long-Term Incentive Plan aforementioned. D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2007 (2006: 3,052 shares).

	2007	2006
Supervisory Board remuneration		
In thousands of euros		
The individual members of the Supervisory Board received the following remuneration:		
C.J.A. van Lede	**66**	66
J.M. de Jong	**52**	52
M. Das	**52**	52
M.R. de Carvalho	**50**	50
A.H.J. Risseeuw [1]	**13**	50
J.M. Hessels	**50**	50
I.C. MacLaurin	**50**	33
A.M. Fentener van Vlissingen	**50**	33
	383	386

Only M.R. de Carvalho held 8 shares of Heineken N.V. as at 31 December 2007 (2006: 8 shares). As at 31 December 2007 and 2006, the Supervisory Board members did not hold any of the Heineken N.V. bonds or option rights. C.J.A. van Lede and M.R. de Carvalho (2006: three Supervisory Board members) together held 2,664 shares of Heineken Holding N.V. as at 31 December 2007 (2006: 9,508 shares). In addition to the above C.J.A. van Lede receives €47 thousand (2006: €47 thousand) and M.R. de Carvalho €45 thousand (2006: €45 thousand) as fee for attending the meetings of the Board of Directors of Heineken Holding N.V.

[1] Stepped down from the Supervisory Board on 19 April 2007.

Other related party transactions

	Transaction value		Balance outstanding as at 31 December	
	2007	2006	**2007**	2006
Sale of products and services				
Joint ventures	**44**	26	**4**	1
Associates	**17**	20	**–**	–
	61	46	**4**	1
Raw materials, consumables and services				
Goods for resale - joint ventures	**4**	–	**1**	–
Other expenses - joint ventures	**1**	–	**1**	–
	5	–	**2**	–

There are no significant transactions with L' Arche Green N.V.

note 34 Heineken entities

Control of Heineken

The ordinary shares of the Company are traded on Euronext Amsterdam. Mrs C.L. de Carvalho-Heineken has an interest of 52.01% (including a 50.005% shareholding by L' Arche Holding S.A.) in the Company. [1]
Heineken Holding N.V. holds an interest in Heineken N.V. of 50.005% of the issued capital (being 50.087% (2006: 50.047%) of the outstanding capital following the purchase of own shares by Heineken N.V.).
A declaration of joint and several liability pursuant to the provisions of Section 403 of Book 2 of the Dutch Civil Code has been issued by Heineken N.V. with respect to legal entities established in the Netherlands marked with a • below.

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)* **2007**	2006
• Heineken Nederlands Beheer B.V.	Netherlands	**100.0**	100.0
• Heineken Brouwerijen B.V.	Netherlands	**100.0**	100.0
• Heineken Nederland B.V.	Netherlands	**100.0**	100.0
• Heineken International B.V.	Netherlands	**100.0**	100.0
• Heineken Supply Chain B.V.	Netherlands	**100.0**	100.0
• Amstel Brouwerij B.V.	Netherlands	**100.0**	100.0
• Amstel Internationaal B.V.	Netherlands	**100.0**	100.0
• Vrumona B.V.	Netherlands	**100.0**	100.0
• Invebra Holland B.V.	Netherlands	**100.0**	100.0
• B.V. Beleggingsmaatschappij Limba	Netherlands	**100.0**	100.0
• Brand Bierbrouwerij B.V.	Netherlands	**100.0**	100.0
• Beheer- en Exploitatiemaatschappij Brand B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Holdings B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Investments B.V.	Netherlands	**100.0**	–
• Brasinvest B.V.	Netherlands	**100.0**	100.0
• Heineken Beer Systems B.V.	Netherlands	**100.0**	100.0
Heineken France S.A.	France	**100.0**	100.0
Heineken España S.A.	Spain	**98.6**	98.5
Heineken Italia S.p.A.	Italy	**100.0**	100.0
Athenian Brewery S.A.	Greece	**98.8**	98.8
Brau Union AG	Austria	**100.0**	100.0
Brau Union Österreich AG	Austria	**100.0**	100.0
Grupa Żywiec S.A. [2]	Poland	**61.7**	61.8
Heineken Ireland Ltd. [3]	Ireland	**100.0**	100.0
Heineken Hungária Myrt.	Hungary	**99.6**	99.6
Heineken Slovensko a.s.	Slovakia	**100.0**	100.0
Heineken Switzerland AG	Switzerland	**100.0**	100.0
Karlovačka Pivovara d.o.o.	Croatia	**100.0**	100.0
Mouterij Albert N.V.	Belgium	**100.0**	100.0
Ibecor S.A.	Belgium	**100.0**	100.0
Affligem Brouwerij BDS N.V.	Belgium	**100.0**	100.0
LLC Heineken Breweries	Russia	**100.0**	100.0
Dinal LLP	Kazakhstan	**99.9**	99.9

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)* 2007	2006
Heineken USA Inc.	United States	**100.0**	100.0
Starobrno a.s.	Czech Republic	**97.6**	97.6
Králowský Pivovar Krušovice a.s.	Czech Republic	**100.0**	–
Heineken Romania S.A.	Romania	**96.3**	96.3
JSC KPBN Shikhan	Russia	**99.8**	99.3
LLC Volga Brewing Company	Russia	**100.0**	100.0
LLC Patra	Russia	**100.0**	100.0
LLC Heineken Brewery Baikal	Russia	**100.0**	100.0
LLC Heineken Brewery Siberia	Russia	**100.0**	100.0
LLC Company PIT, Kaliningrad	Russia	**100.0**	100.0
LLC PIT Novotroitsk	Russia	**100.0**	100.0
JSC Amur-Pivo	Russia	**100.0**	98.8
CJSC Brewing Company 'Syabar'	Belarus	**96.0**	–
Commonwealth Brewery Ltd.	Bahamas	**53.2**	53.2
Windward & Leeward Brewery Ltd.	St Lucia	**72.7**	72.7
Cervecerias Baru-Panama S.A.	Panama	**74.9**	74.9
Nigerian Breweries Plc.	Nigeria	**54.1**	54.1
Al Ahram Beverages Company S.A.E.	Egypt	**99.9**	99.9
Brasserie Lorraine S.A.	Martinique	**83.1**	83.1
Surinaamse Brouwerij N.V.	Surinam	**76.1**	76.1
Consolidated Breweries Ltd.	Nigeria	**50.1**	50.1
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	**87.3**	87.3
Brasserie Almaza S.A.L.	Lebanon	**67.0**	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	**95.0**	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	**70.0**	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	**59.3**	59.3
Brasseries de Bourbon S.A.	Réunion	**85.7**	85.6
P.T. Multi Bintang Indonesia Tbk.	Indonesia	**84.5**	84.5

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] Excluding treasury shares (will be cancelled in the course of 2008).

[3] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. issued an irrevocable guarantee for the year ended 31 December 2007 and 2006 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in article 5(c) of the Republic of Ireland Companies (Amendment) Act 1986.

note 35 Significant interests in joint ventures

Heineken has interests in the following joint ventures:	*Country of incorporation*	*Ownership interest (%)* 2007	2006
Brau Holding International GmbH & Co KGaA	Germany	**49.9**	49.9
Zagorka Brewery A.D.	Bulgaria	**50.0**	49.0
Pivara Skopje A.D.	Macedonia	**50.0**	27.6
Brasseries du Congo S.A.	Congo	**50.0**	50.0
Asia Pacific Investment Pte. Ltd.	Singapore	**50.0**	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	**41.9**	41.9
Shanghai Asia Pacific Brewery Ltd.	China	**44.6**	44.6
Hainan Asia Pacific Brewery Ltd.	China	**46.0**	46.0
South Pacific Brewery Ltd.	Papua New Guinea	**31.8**	31.8
Vietnam Brewery Ltd.	Vietnam	**25.2**	25.2
Cambodia Brewery Ltd.	Cambodia	**33.5**	33.5
DB Breweries Ltd.	New Zealand	**41.9**	41.9
Compania Cervecerias Unidas S.A.	Chile	**33.1**	33.1
Tempo Beverages Ltd.	Israel	**40.0**	40.0
Asia Pacific Brewery (Lanka) Ltd.	Sri Lanka	**25.2**	25.2
Société de Production et de Distribution des Boissons 'SPDB'	Tunesia	**49.9**	49.9
Heineken Lion Australia Pty.	Australia	**50.0**	50.0

Via joint ventures Heineken is able to jointly govern the financial and operating policies of the above-mentioned companies. Consequently, Heineken proportionally consolidates these companies.

Reporting date

The reporting date of the financial statements of all Heineken entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries (Singapore) Pte. Ltd., Shanghai Asia Pacific Brewery Ltd., Hainan Asia Pacific Brewery Ltd., South Pacific Brewery Ltd., Heineken Lion Australia Pty., Vietnam Brewery Ltd. and Cambodia Brewery Ltd., which have a 30 September reporting date.

Included in the consolidated financial statements are the following items that represent Heineken's interests in the assets and liabilities, revenue and expenses of the joint ventures:

		2007		2006
Non-current assets	**978**		982	
Current assets	**588**		504	
Non-current liabilities	**–364**		–328	
Current liabilities	**–479**		–441	
Net assets		**723**		717
Revenue		**1,373**		1,295
Expenses		**–1,244**		–1,155
Results from operating activities		**129**		140

note 36 Subsequent events

Acquisition of Tango Sarl

On 14 January 2008, Heineken announced and completed the acquisition of Tango Sarl in Algeria. Heineken acquired 100% of the shares from the Group Mehri. The transaction has been funded from existing cash resources. Due to the competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition price is not disclosed.

Based on the timing of this acquisition and the local timing of the year-end closing and the subsequent IFRS changes involved, it is considered impracticable to disclose the information required according to IFRS 3.67.

Tango Sarl employs 350 employees and operates a modern brewing facility in Algiers. The brewery has been operational since 2001 and has a production capacity of 750,000 hectolitres. The brand portfolio consists of the leading national mainstream beer brand Tango, and two brands in the economy segment, Samba and Fiesta.

Acquisition of Rodic

In December 2007, Heineken announced the acquisition of the Rodic Brewery, in Novi Sad, Serbia. On 12 February 2008, this acquisition was completed by way of acquiring 100% of the shares. Heineken aims to combine its operations in Serbia with the operations of Efes Breweries International.

Based on the timing of this acquisition and the local timing of the year-end closing and the subsequent IFRS changes involved, it is considered impracticable to disclose the information required according to IFRS 3.67.

The Rodic Brewery was established in 2003 and employs 282 employees. The Rodic Brewery facility is a state-of-the-art, 1.5 million hectolitre brewery, located in Novi Sad, northern Serbia. The company's portfolio consists of the beer brands MB Premium, MB Pils and Master.

Announcement of joint venture with Efes Breweries

On 28 January 2008, Heineken announced the establishment of a joint venture with Efes Breweries International to invest in the Uzbek beer market through the acquisition of breweries. Under the terms of the agreement, Heineken and Efes Breweries International will hold 40% and 60% of the shares in the joint venture, respectively, with Efes Breweries International responsible for operational management.

In addition, Heineken and Efes Breweries International have also announced that they intend to combine their operations in the Kazakh and Serbian beer markets. Both of these transactions are subject to the customary regulatory approvals and are expected to be completed in the first half of 2008.

Announcement of recommended cash offer for Scottish & Newcastle plc

On 25 January 2008, the boards of Sunrise Acquisitions Limited (the company jointly owned by Heineken N.V. and Carlsberg A/S) and Scottish & Newcastle plc ('S&N') announced that they have reached an agreement on the terms of a recommended cash offer ('the Offer') for the entire issued and to be issued share capital of S&N. Under the terms of the Offer, S&N shareholders will receive 800 pence in cash for each share.

The Offer is subject to the approval of Heineken N.V. and Heineken Holding N.V. ('Heineken Holding') shareholders. S&N has received irrevocable undertakings from the controlling family shareholders in respect of all of their own beneficial holdings of Heineken shares and Heineken Holding shares to vote in favour of (or procure the voting in favour of) any such resolutions that may be necessary to approve, effect and implement the Offer by Sunrise Acquisitions Limited to be proposed at the Heineken Shareholders Meeting and the Heineken Holding Shareholders Meeting.

The approval of the European Commission and certain other competition authorities will also be required. Subject to the satisfaction of the conditions, it is expected that the scheme will become effective during the first half of 2008.

In anticipation of the contemplated acquisition of S&N, banks committed to a new multicurrency acquisition facility for an amount of £3.85 billion for Heineken's part of the financing of the Offer, for any re-financing of existing debt of the companies to be acquired by Heineken as well as for related transaction costs. The facility consists of a £1.1 billion tranche with a maturity of 1 year (extendable to 2 years), and a £2.75 billion 5 year tranche. Interest is based on EURIBOR/LIBOR plus a margin. No financial covenants apply; there is only an incurrence covenant.

The combination of this new credit facility and the €2 billion existing facility largely exceeds the estimated enterprise value (including assumed debt) of the S&N's businesses to be acquired by Heineken of £4.5 billion (€6.1 billion).

If the Offer is accepted by the Scheme Shareholders, Heineken will gain control over S&N's businesses in the United Kingdom and Ireland, Portugal, Finland, Belgium, United States and India. Following completion of the Offer, S&N's share of BBH Russian Breweries, as well as the French, Greek, Chinese and Vietnamese operations are transferred to Carlsberg A/S. The remaining businesses, principally the UK and Ireland, Portuguese, Finnish, Belgian, US and Indian operations, will be separated as soon as possible and in any event within 12 months after the Effective Date.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores	125 shares
The members of the board of this foundation are	
C.L. de Carvalho-Heineken, chairman	
M. Das	
R.H. Meppelink	
Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares
The members of the board of this foundation are	
W. de Ruiter, chairman	
P.E.B. Corten	

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:

Article 4, para. 8	(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2	(priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5	(priority shareholders give approval for exercising voting rights on shares)
Article 8, para. 6	(priority shareholders and the general meeting give approval for resolutions relating to any material change in the nature or identity of the company or the enterprise)
Article 9, para. 4	(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 10, para. 6	(4% dividend, after distribution of dividend to holders of ordinary shares)
Article 13, para. 1	(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 14, para. 3	(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.

Article 10, para. 6: Out of the profit as shown by the income statement adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Remuneration of the Board of Directors

Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors

As at 31 December 2007, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit

It is proposed to appropriate €172 million of the profit for payment of dividend and to add €232 million to the reserves.

Auditor's report

To: Annual General Meeting of Shareholders of Heineken Holding N.V.

Report on the financial statements

We have audited the 2007 financial statements of Heineken Holding N.V., Amsterdam as set out on pages 16 to 100. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2007, the income statement, statement of recognised income and expense and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2007, the company income statement for the year then ended and the notes.

Management's responsibility

The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2007, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors as set out on pages 9 to 13 is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 19 February 2008
KPMG Accountants N.V.
G.L.M. van Hengstum RA

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available
in the Dutch language as well.
In the case of any discrepancy
between language versions
the English version prevails.

Translation
VVH Business Translations

Graphic Design
and Electronic Publishing
Design Studio Hans Kentie BNO

Printing
Boom & van Ketel grafimedia

Binding
Binderij Hexspoor

Copies of this annual report
are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

END